Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-159511 and 333-159511-01 to 333-159511-184
HCA INC.
SUPPLEMENT NO. 4 TO
MARKET MAKING PROSPECTUS DATED
JULY 10, 2009
THE DATE OF THIS SUPPLEMENT IS SEPTEMBER 1, 2009
On September 1, 2009, HCA Inc. filed the attached
Schedule 14C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14C INFORMATION
(Rule 14c-101)
Information Statement Pursuant to Section 14(c) of the Securities Exchange Act
of 1934 (Amendment No.     )
Check the appropriate box:
☐	Preliminary Information Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
☑	Definitive Information Statement

HCA INC.

(Name of Registrant as Specified in Its Charter)
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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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HCA INC.
One Park Plaza
Nashville, Tennessee 37203
RE: Notice of Action by Written Consent of Stockholders in Lieu of an Annual Meeting
     Dear Stockholder:
     We are notifying our stockholders of record on July 31, 2009 that stockholders representing 97.3% of our outstanding common stock on July 31, 2009 have executed a written consent in lieu of an annual meeting approving the removal and re-election of thirteen directors to serve as members of the Company’s Board of Directors, to hold office until their successors are duly elected and qualified or until the earlier of their death, resignation, or removal.
     Under the Delaware General Corporation Law, stockholder action may be taken by written consent without a meeting of stockholders. The written consent of the holders of a majority of our outstanding common stock is sufficient under the Delaware General Corporation Law and our articles of incorporation and bylaws to approve the action described above. Accordingly, the action described above will not be submitted to you and our other stockholders for a vote. This letter and the accompanying information statement are intended to notify you of the aforementioned stockholder action in accordance with applicable Securities and Exchange Commission (the “SEC”) rules as a result of our common stock being registered with the SEC. Pursuant to the applicable SEC rules, this corporate action will be effective 20 calendar days after the date of the initial mailing of the accompanying information statement, or on or about September 21, 2009.
     Under Section 228(e) of the Delaware General Corporation Law, where stockholder action is taken without a meeting by less than unanimous written consent, prompt notice of the taking of such corporate action must be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation as provided in subsection (c) of Section 228. This letter is also intended to serve as the notice required by Section 228(e) of the Delaware General Corporation Law.
     An information statement containing a detailed description of the matters adopted by written consent in lieu of an annual meeting of stockholders accompanies this notice. You are urged to read the information statement in its entirety for a description of the action taken by the holders of a majority of the voting power of the Company. HOWEVER, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. We are only furnishing you an information statement as a matter of regulatory compliance with the SEC rules. No action is required of you. The Company will mail this information statement to stockholders on or about September 1, 2009.
     Our 2008 Annual Report on Form 10-K, as updated by our Current Report on Form 8-K/A, is being mailed to stockholders with this information statement.
     References to “HCA,” the “Company,” “we,” “us,” or “our” in this notice and information statement refer to HCA Inc. and its affiliates unless otherwise indicated by context.
By order of the Board of Directors,
/s/ John M. Franck II
Vice President and Corporate Secretary
Nashville, TN
September 1, 2009

NOTICE OF INTERNET AVAILABILITY OF INFORMATION STATEMENT MATERIALS
Important Notice Regarding the Availability of Information Statement Materials
     Pursuant to new rules promulgated by the SEC, we have elected to provide access to these information statement materials (which includes this information statement and our Annual Report on Form 10-K, as updated by the Company’s Current Report on Form 8-K/A) both by sending you this full set of information statement materials and by notifying you of the availability of such materials on the Internet.
     This information statement, the Company’s Annual Report on Form 10-K and the Company’s Current Report on Form 8-K/A are available at: https://materials.proxyvote.com/404119.
     The proposal acted upon by written consent was for the removal and re-election of thirteen directors to serve as members of the Company’s Board of Directors, to hold office until their successors are duly elected and qualified or until the earlier of their death, resignation, or removal.
     This corporate action will be effected 20 calendar days after the date of the initial mailing of this information statement, or on or about September 21, 2009. We are not soliciting you for a proxy or for consent authority. We are only furnishing an information statement as a matter of regulatory compliance with the SEC rules.

HCA INC.
One Park Plaza
Nashville, Tennessee 37203
INFORMATION STATEMENT
     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. NO ACTION IS REQUIRED OF YOU.
QUESTIONS AND ANSWERS
Q:	Why did I receive the information statement?

A:	We sent you the information statement as a matter of regulatory compliance with the SEC rules and Delaware law to inform you of the action taken by the holders of a majority of our outstanding common stock by written consent in lieu of an annual meeting.

Q:	Does this mean HCA’s stock is publicly traded?

A:	No. Due to the number of stockholders HCA currently has, the Company’s stock is required to be registered with the SEC and the Company is required to make certain disclosures with the SEC, such as the information statement. However, HCA’s stock is not publicly traded.

Q:	Who sent me this information statement?

A:	The information statement was sent to you and paid for by HCA.

Q:	Do I need to return anything?

A:	No. The information statement is merely to inform you of the action taken by written consent in lieu of an annual meeting by holders of a majority of the Company’s outstanding common stock. No action is required by you.

Q:	When was this information statement mailed or made available to stockholders?

A:	This information statement was first mailed or made available to stockholders on or about September 1, 2009. Our 2008 Annual Report on Form 10-K, as updated by our Current Report on Form 8-K/A, was mailed or made available with the information statement. The annual report is not part of the information statement materials.

Q:	What is an action taken by written consent?

A:	Pursuant to Delaware law, any action required to be taken at an annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of the outstanding stock having more than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

Q:	Why was there no annual meeting?

A:	Because Delaware law allows action to be taken by written consent in lieu of an annual meeting, and holders of a majority of our outstanding shares of common stock acted by written consent, an annual meeting was not necessary.

Q:	What action was taken by written consent in lieu of an annual meeting?

A:	The holders of a majority of our outstanding common stock executed a written consent approving the removal and re-election of thirteen directors to serve as members of the Company’s Board of Directors, to hold office until their successors are duly elected and qualified or until the earlier of their death, resignation, or removal.

Q:	Do I need to vote on these matters?

A:	No. Since holders of a majority of our common stock have already executed a written consent in lieu of an annual meeting, your vote is not necessary.

Q:	How many votes were required to approve the proposal?

A:	The approval and adoption of the action taken by written consent in lieu of an annual meeting requires the consent of the holders of a majority of the shares of our outstanding common stock.

Q:	How many shares were voted for the action?

A:	The record date for the action taken by written consent is July 31, 2009. We had 94,410,130 outstanding shares of our common stock on the record date. Each share of our common stock is entitled to one vote. The holders of 91,845,692 shares of our common stock, representing 97.3% of our outstanding common stock shares entitled to vote on July 31, 2009 executed a written consent in lieu of an annual meeting. The written consent of the holders of a majority of our outstanding common stock will be sufficient under Delaware General Corporation Law and our articles of incorporation and amended and restated bylaws to approve the action described above.

Q:	When will the corporate action be effected?

A:	Pursuant to the applicable SEC rules, the earliest date on which this corporate action may be effected is 20 calendar days after the date of the initial mailing of this information statement. Accordingly, we anticipate the action taken by written consent being effective on or about September 21, 2009.

Q:	Am I entitled to dissenter’s rights?

A:	No.

BACKGROUND
     On November 17, 2006, HCA Inc. completed its merger (the “Merger”) with Hercules Acquisition Corporation, pursuant to which the Company was acquired by Hercules Holding II, LLC (“Hercules Holding”), a Delaware limited liability company owned by a private investor group comprised of affiliates of Bain Capital Partners (“Bain”), Kohlberg Kravis Roberts & Co. (“KKR”), Merrill Lynch Global Private Equity (“MLGPE”) (each a “Sponsor”) and of Citigroup Inc. and Bank of America Corporation (the “Sponsor Assignees”), by affiliates of HCA founder, Dr. Thomas F. Frist Jr., (the “Frist Entities,” and together with the Sponsors and the Sponsor Assignees, the “Investors”), and by members of management and certain other investors. The Merger, the financing transactions related to the Merger and other related transactions are collectively referred to in this information statement as the “Recapitalization.” The Merger was accounted for as a recapitalization in our financial statements, with no adjustments to the historical basis of our assets and liabilities. As a result of the Recapitalization, our outstanding capital stock is owned by the Investors, certain members of management and key employees and certain other investors. On April 29, 2008, we registered our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended thus subjecting us to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended. Our common stock is not traded on a national securities exchange.
ACTION 1 — ELECTION OF DIRECTORS
     The holders of 91,845,692 shares of our common stock, representing 97.3% of the shares of our common stock entitled to vote on the record date, executed a written consent in lieu of an annual meeting removing the Company’s existing directors and re-electing thirteen directors to serve as members of our Board of Directors. That consent and the election of directors will be effective on or about September 21, 2009. The directors will serve until their successors are duly elected and qualified or until the earlier of their death, resignation, or removal. The following is a brief description of the background and business experience of each of the nominee directors to be elected to serve on our Board of Directors, each of whom is currently a member of our Board of Directors:

		Director
Name	Age(1)	Since	Position(s)
Jack O. Bovender, Jr.	63	1999	Chairman of the Board
Christopher J. Birosak	55	2006	Director
Richard M. Bracken	56	2002	President, Chief Executive Officer and Director
John P. Connaughton	43	2006	Director
James D. Forbes	49	2009	Director
Kenneth W. Freeman	59	2009	Director
Thomas F. Frist III	41	2006	Director
William R. Frist	39	2009	Director
Christopher R. Gordon	36	2006	Director
Michael W. Michelson	58	2006	Director
James C. Momtazee	37	2006	Director
Stephen G. Pagliuca	54	2006	Director
Nathan C. Thorne	55	2006	Director

(1)	As of July 31, 2009.
     Our Board of Directors consists of thirteen directors, who are each managers of Hercules Holding. The Amended and Restated Limited Liability Company Agreement of Hercules Holding requires that the members of Hercules Holding take all necessary action to ensure that the persons who serve as managers of Hercules Holding also serve on the Board of Directors of HCA. See “Certain Relationships and Related Transactions.” In addition, Messrs. Bovender’s and Bracken’s employment agreements provide that they will continue to serve as members of our Board of Directors so long as they remain officers of HCA, with Mr. Bovender to serve as the Chairman through December 15, 2009. Because of these requirements, together with Hercules Holding’s ownership of 97.3% of our outstanding common stock, we do not currently have a policy or procedures with respect to stockholder recommendations for nominees to the Board of Directors.

     Jack O. Bovender, Jr. has served as our Chairman since January 2002. Mr. Bovender served as Chairman and Chief Executive Officer of the Company from January 2002 to January 2009 and President and Chief Executive Officer of the Company from January 2001 to December 2001. From August 1997 to January 2001, Mr. Bovender served as President and Chief Operating Officer of the Company. From April 1994 to August 1997, he was retired. Prior to his retirement, Mr. Bovender served as Chief Operating Officer of HCA-Hospital Corporation of America from 1992 until 1994. Prior to 1992, Mr. Bovender held several senior level positions with HCA-Hospital Corporation of America.
     Christopher J. Birosak is a Managing Director in the Merrill Lynch Global Private Equity Division which he joined in 2004. Prior to joining the Global Private Equity Division, Mr. Birosak worked in various capacities in the Merrill Lynch Leveraged Finance Group with particular emphasis on leveraged buyouts and mergers and acquisitions related financings. Mr. Birosak also serves on the board of directors of the Atrium Companies, Inc. and NPC International. Mr. Birosak joined Merrill Lynch in 1994.
     Richard M. Bracken was appointed as our President and Chief Executive Officer of the Company in January 2009 and has served as a Director of the Company since 2002. Mr. Bracken was appointed Chief Operating Officer in July 2001 and served as President and Chief Operating Officer of the Company from January 2002 to January 2009. Mr. Bracken served as President — Western Group of the Company from August 1997 until July 2001. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division of the Company. Prior to 1995, Mr. Bracken served in various hospital Chief Executive Officer and Administrator positions with HCA-Hospital Corporation of America.
     John P. Connaughton has been a Managing Director of Bain Capital Partners, LLC since 1997 and a member of the firm since 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he worked in the health care, consumer products and business services industries. Mr. Connaughton currently serves as a director of Clear Channel Communications, Inc., M/C Communications (PriMed), CRC Health Group, Warner Chilcott, Ltd., Sungard Data Systems, Warner Music Group, AMC Theatres, Quintiles Transnational Corp. and The Boston Celtics.
     James D. Forbes has been Head of Bank of America’s Global Principal Investments Division since March 2009. From November 2008 to March 2009, Mr. Forbes served as Head of Asia Pacific Corporate and Investment Banking based in Hong Kong. From August 2002 to November 2008, he served as Global Head of Healthcare Investment Banking at Merrill Lynch. Before joining Merrill Lynch in 1995, Mr. Forbes worked at CS First Boston where he was part of Debt Capital Markets.
     Kenneth W. Freeman has been a member of the general partner of Kohlberg Kravis Roberts & Co. L.P. since 2007 and joined the firm as Managing Director in May 2005. From May 2004 to December 2004, Mr. Freeman was Chairman of Quest Diagnostics Incorporated, and from January 1996 to May 2004, he served as Chairman and Chief Executive Officer of Quest Diagnostics Incorporated. From May 1995 to December 1996, Mr. Freeman was President and Chief Executive Officer of Corning Clinical Laboratories, the predecessor company to Quest Diagnostics. Prior to that, he served in various general management and financial roles with Corning Incorporated. Mr. Freeman currently serves as a director of Accellent, Inc. and Masonite Corporation.
     Thomas F. Frist III is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons and has held such position since 1998. Mr. Frist is also a general partner at Frisco Partners, another Frist family investment vehicle. Mr. Frist is the brother of William R. Frist, who also serves as a Director of the Company.
     William R. Frist is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons and has held such position since 2003. Mr. Frist is also a general partner at Frisco Partners, another Frist family investment vehicle. Mr. Frist is the brother of Thomas F. Frist, III, who also serves as a Director of the Company.
     Christopher R. Gordon is a Managing Director of Bain Capital Partners, LLC and joined the firm in 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company. Mr. Gordon currently serves as a director of Accellent, Inc. and CRC Health Corporation.

     Michael W. Michelson has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. Prior to that, he was a general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Michelson is also a director of Biomet, Inc. and Jazz Pharmaceuticals, Inc.
     James C. Momtazee has been a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 2009. From 1996 to 2009, he was an executive of Kohlberg Kravis Roberts & Co. L.P. From 1994 to 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette in its investment banking department. Mr. Momtazee is also a director of Accellent, Inc. and Jazz Pharmaceuticals, Inc.
     Stephen G. Pagliuca is a Managing Director of Bain Capital Partners, LLC. Mr. Pagliuca is also a Managing Partner and an Owner of the Boston Celtics Basketball franchise. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. He also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca currently serves as a director of Burger King Holdings Inc., Gartner, Inc., Warner Chilcott, Ltd., Quintiles Transnational Corp. and M/C Communications.
     Nathan C. Thorne was a Senior Vice President of Merrill Lynch & Co., Inc., a subsidiary of Bank of America Corporation, from February 2006 to July 2009, and President of Merrill Lynch Global Private Equity from 2002 to 2009. Mr. Thorne joined Merrill Lynch in 1984.
EXECUTIVE OFFICERS
     As of July 31, 2009, our executive officers (other than Messrs. Bovender and Bracken who are listed above) were as follows:

Name	Age(1)	Position(s)
R. Milton Johnson	52	Executive Vice President and Chief Financial Officer
David G. Anderson	61	Senior Vice President — Finance and Treasurer
Victor L. Campbell	62	Senior Vice President
Charles J. Hall	56	President — Eastern Group
Samuel N. Hazen	49	President — Western Group
A. Bruce Moore, Jr.	49	President — Outpatient Services Group
Jonathan B. Perlin, M.D.	48	President — Clinical Services Group and Chief Medical Officer
W. Paul Rutledge	54	President — Central Group
Joseph N. Steakley	55	Senior Vice President — Internal Audit Services
John M. Steele	53	Senior Vice President — Human Resources
Donald W. Stinnett	53	Senior Vice President and Controller
Beverly B. Wallace	58	President — Shared Services Group
Robert A. Waterman	55	Senior Vice President and General Counsel
Noel Brown Williams	54	Senior Vice President and Chief Information Officer
Alan R. Yuspeh	60	Senior Vice President and Chief Ethics and Compliance Officer

(1)	As of July 31, 2009.
     R. Milton Johnson has served as Executive Vice President and Chief Financial Officer of the Company since July 2004. Mr. Johnson served as Senior Vice President and Controller of the Company from July 1999 until July 2004. Mr. Johnson served as Vice President and Controller of the Company from November 1998 to July 1999. Prior to that time, Mr. Johnson served as Vice President — Tax of the Company from April 1995 to October 1998. Prior to that time, Mr. Johnson served as Director of Tax for Healthtrust from September 1987 to April 1995.
     David G. Anderson has served as Senior Vice President — Finance and Treasurer of the Company since July 1999. Mr. Anderson served as Vice President — Finance of the Company from September 1993 to July 1999 and was elected to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President — Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President — Finance and Treasurer of Humana Inc.

     Victor L. Campbell has served as Senior Vice President of the Company since February 1994. Prior to that time, Mr. Campbell served as HCA-Hospital Corporation of America’s Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA-Hospital Corporation of America in 1972. Mr. Campbell serves on the Board of the Nashville Health Care Council, as a member of the American Hospital Association’s President’s Forum, and on the Board and Executive Committee of the Federation of American Hospitals.
     Charles J. Hall was appointed President — Eastern Group of the Company in October 2006. Prior to that time, Mr. Hall had served as President — North Florida Division since April 2003. Mr. Hall had previously served the Company as President of the East Florida Division from January 1999 until April 2003, as a Market President in the East Florida Division from January 1998 until December 1998, as President of the South Florida Division from February 1996 until December 1997, and as President of the Southwest Florida Division from October 1994 until February 1996, and in various other capacities since 1987.
     Samuel N. Hazen was appointed President — Western Group of the Company in July 2001. Mr. Hazen served as Chief Financial Officer — Western Group of the Company from August 1995 to July 2001. Mr. Hazen served as Chief Financial Officer — North Texas Division of the Company from February 1994 to July 1995. Prior to that time, Mr. Hazen served in various hospital and regional Chief Financial Officer positions with Humana Inc. and Galen Health Care, Inc.
     A. Bruce Moore, Jr. was appointed President — Outpatient Services Group in January 2006. Mr. Moore had served as Senior Vice President and as Chief Operating Officer — Outpatient Services Group since July 2004 and as Senior Vice President — Operations Administration from July 1999 until July 2004. Mr. Moore served as Vice President — Operations Administration of the Company from September 1997 to July 1999, as Vice President — Benefits from October 1996 to September 1997, and as Vice President — Compensation from March 1995 until October 1996.
     Dr. Jonathan B. Perlin was appointed President — Clinical Services Group and Chief Medical Officer in November 2007. Dr. Perlin had served as Chief Medical Officer and Senior Vice President — Quality of the Company from August 2006 to November 2007. Prior to joining the Company, Dr. Perlin served as Under Secretary for Health in the U.S. Department of Veterans Affairs since April 2004. Dr. Perlin joined the Veterans Health Administration in November 1999 where he served in various capacities, including as Deputy Under Secretary for Health from July 2002 to April 2004, and as Chief Quality and Performance Officer from November 1999 to September 2002.
     W. Paul Rutledge was appointed as President — Central Group in October 2005. Mr. Rutledge had served as President of the MidAmerica Division since January 2001. He served as President of TriStar Health System from June 1996 to January 2001 and served as President of Centennial Medical Center from May 1993 to June 1996. He has served in leadership capacities with HCA for more than 25 years, working with hospitals in the Southeast.
     Joseph N. Steakley has served as Senior Vice President — Internal Audit Services of the Company since July 1999. Mr. Steakley served as Vice President — Internal Audit Services from November 1997 to July 1999. From October 1989 until October 1997, Mr. Steakley was a partner with Ernst & Young LLP. Mr. Steakley is a member of the board of directors of J. Alexander’s Corporation, where he serves on the compensation committee and as chairman of the audit committee.
     John M. Steele has served as Senior Vice President — Human Resources of the Company since November 2003. Mr. Steele served as Vice President — Compensation and Recruitment of the Company from November 1997 to October 2003. From March 1995 to November 1997, Mr. Steele served as Assistant Vice President — Recruitment.
     Donald W. Stinnett was appointed Senior Vice President and Controller in December 2008. Mr. Stinnett served as Chief Financial Officer — Eastern Group from October 2005 to December 2008 and Chief Financial Officer of the Far West Division from July 1999 to October 2005. Mr. Stinnett served as Chief Financial Officer and Vice President of Finance of Franciscan Health System of the Ohio Valley from 1995 until 1999, and served in various capacities with Franciscan Health System of Cincinnati and Providence Hospital in Cincinnati prior to that time.
     Beverly B. Wallace was appointed President — Shared Services Group in March 2006. From January 2003 until March 2006, Ms. Wallace served as President — Financial Services Group. Ms. Wallace served as Senior Vice President — Revenue Cycle Operations Management of the Company from July 1999 to January 2003. Ms. Wallace served as Vice President — Managed Care of the Company from July 1998 to July 1999. From 1997 to 1998, Ms. Wallace served as President — Homecare Division of the Company. From 1996 to 1997, Ms. Wallace served as Chief Financial Officer — Nashville Division of the Company. From 1994 to 1996, Ms. Wallace served as Chief Financial Officer — Mid-America Division of the Company.
     Robert A. Waterman has served as Senior Vice President and General Counsel of the Company since November 1997. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was also Chair of the firm’s healthcare group during 1997.
     Noel Brown Williams has served as Senior Vice President and Chief Information Officer of the Company since October 1997. From October 1996 to September 1997, Ms. Williams served as Chief Information Officer for American Service Group/Prison Health Services, Inc. From September 1995 to September 1996, Ms. Williams worked as an independent consultant. From June 1993 to June 1995, Ms. Williams served as Vice President, Information Services for HCA Information Services. From February 1979 to June 1993, she held various positions with HCA-Hospital Corporation of America Information Services.
     Alan R. Yuspeh has served as Senior Vice President and Chief Ethics and Compliance Officer of the Company since May 2007. From October 1997 to May 2007, Mr. Yuspeh served as Senior Vice President — Ethics, Compliance and Corporate Responsibility of the Company. From September 1991 until October 1997, Mr. Yuspeh was a partner with the law firm of Howrey & Simon. As a part of his law practice, Mr. Yuspeh served from 1987 to 1997 as Coordinator of the Defense Industry Initiative on Business Ethics and Conduct.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
     The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2009 for:
•	each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.
     The percentages of shares outstanding provided in the tables are based on 94,410,130 shares of our common stock, par value $0.01 per share, outstanding as of July 31, 2009. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are exercisable within 60 days of July 31, 2009 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual. The address of each of our directors and executive officers listed below is c/o HCA Inc., One Park Plaza, Nashville, Tennessee 37203.

Name of Beneficial Owner	Number of Shares		Percent
Hercules Holding II, LLC	91,845,692	(1)	97.3%
Christopher J. Birosak		(1)	—
Jack O. Bovender, Jr.	588,836	(2)	*
Richard M. Bracken	327,516	(3)	*
John P. Connaughton		(1)	—
James D. Forbes		(1)	—
Kenneth W. Freeman		(1)	—
Thomas F. Frist III		(1)	—
William R. Frist		(1)	—

Name of Beneficial Owner	Number of Shares		Percent
Christopher R. Gordon		(1)	—
Samuel N. Hazen	165,593	(4)	*
R. Milton Johnson	179,062	(5)	*
Michael W. Michelson		(1)	—
James C. Momtazee		(1)	—
Stephen G. Pagliuca		(1)	—
Nathan C. Thorne		(1)	—
Beverly B. Wallace	88,778	(6)	*
All directors and executive officers as a group (28 persons)	2,212,101	(7)	2.3%

*	Less than one percent.

(1)	Hercules Holding holds 91,845,692 shares, or 97.3%, of our outstanding common stock. Hercules Holding is held by a private investor group, including affiliates of Bain Capital Partners (“Bain”), Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and Merrill Lynch Global Private Equity (“MLGPE,” previously the private equity arm of Merrill Lynch & Co., Inc. which is a wholly-owned subsidiary of Bank of America Corporation), and affiliates of HCA founder Dr. Thomas F. Frist, Jr., including Mr. Thomas F. Frist III and Mr. William R. Frist, who serve as directors. Messrs. Connaughton, Gordon and Pagliuca are affiliated with Bain, whose affiliated funds may be deemed to have indirect beneficial ownership of 23,373,333 shares, or 24.8%, of our outstanding common stock through their interests in Hercules Holding. Messrs. Freeman, Michelson and Momtazee are affiliated with KKR, which indirectly holds 23,373,332 shares, or 24.8%, of our outstanding common stock through the interests of certain of its affiliated funds in Hercules Holding. Messrs. Birosak, Forbes and Thorne are affiliated with Bank of America Corporation, which indirectly holds 23,373,333 shares, or 24.8%, of our outstanding common stock through the interests of certain MLGPE funds in Hercules Holding and 980,393 shares, or 1.0%, of our outstanding common stock through the interests of certain other of Bank of America Corporation’s affiliated funds in Hercules Holdings. Thomas F. Frist, III and William R. Frist may each be deemed to indirectly beneficially hold 17,804,125 shares, or 18.9%, of our outstanding common stock through their interests in Hercules Holding. Each of such persons, other than Hercules Holdings disclaims membership in any such group and disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The principal office address of Hercules Holding is c/o HCA Inc., One Park Plaza, Nashville, TN, 37203. The principal office addresses of the Sponsors are c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, MA 02199; c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, NY 10019; c/o Bank of America Corporation, 100 North Tryon Street, Charlotte, NC 28255; and c/o Dr. Thomas F. Frist, Jr., 3100 West End Ave., Suite 500, Nashville, TN 37203, respectively.

(2)	Includes 467,054 shares issuable upon exercise of options.

(3)	Includes 246,033 shares issuable upon exercise of options.

(4)	Includes 131,621 shares issuable upon exercise of options.

(5)	Includes 136,289 shares issuable upon exercise of options.

(6)	Includes 86,378 shares issuable upon exercise of options.

(7)	Includes 1,662,708 shares issuable upon exercise of options.

CORPORATE GOVERNANCE
     Director Independence. Our Board of Directors consists of Jack O. Bovender, Jr., Chairman, Christopher J. Birosak, Richard M. Bracken, John P. Connaughton, James D. Forbes, Kenneth W. Freeman, William R. Frist, Thomas F. Frist III, Christopher R. Gordon, Michael W. Michelson, James C. Momtazee, Stephen G. Pagliuca, and Nathan C. Thorne, who are each managers of Hercules Holding. The Amended and Restated Limited Liability Company Agreement of Hercules Holding requires that the members of Hercules Holding take all necessary action to ensure that the persons who serve as managers of Hercules Holding also serve on the Board of Directors of HCA. See “Certain Relationships and Related Transactions.” In addition, Messrs. Bovender’s and Bracken’s employment agreements provide that they will continue to serve as members of our Board of Directors so long as they remain officers of HCA, with Mr. Bovender to serve as the Chairman. Because of these requirements, together with Hercules Holding’s ownership of 97.3% of our outstanding common stock, we do not currently have a policy or procedures with respect to stockholder recommendations for nominees to the Board of Directors, nor do we have a nominating/corporate governance committee, or a committee that serves a similar purpose. Our Board of Directors currently has four standing committees: the Audit and Compliance Committee, the Compensation Committee, the Executive Committee and the Patient Safety and Quality of Care Committee. Each of the Investors has the right to have at least one director serve on all standing committees.

Patient
Safety and
	Audit and			Quality of
Name of Director	Compliance	Compensation	Executive	Care

Christopher J. Birosak	X
Jack O. Bovender, Jr.*			Chair
Richard M. Bracken*
John P. Connaughton		Chair
James D. Forbes		X
Kenneth W. Freeman				X
Thomas F. Frist III	X		X
William R. Frist				X
Christopher R. Gordon	X
Michael W. Michelson		X	X
James C. Momtazee	Chair
Stephen G. Pagliuca			X	X
Nathan C. Thorne			X	Chair

*	Indicates management director.
     Though not formally considered by our Board because our common stock is not currently listed or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange (the “NYSE”), the national securities exchange upon which our common stock was traded prior to the Merger, we do not believe that any of our directors would be considered “independent” because of their relationships with certain affiliates of the funds and other entities which hold significant interests in Hercules Holding, which, as of July 31, 2009, owned 97.3% of our outstanding common stock, and other relationships with us. In addition, we do not believe that George A. Bitar, Thomas F. Frist, Jr. or Peter Stavros, who served as directors until April 22, 2009, January 1, 2009 and February 6, 2009, respectively, qualified as “independent” directors because of their relationships with certain affiliates of the funds and other entities which hold significant interests in Hercules Holding, which, as of July 31, 2009, owned 97.3% of our outstanding common stock, and other relationships with us. See “Certain Relationships and Related Transactions.” Accordingly, we do not believe that any of Messrs. Birosak, Frist, Gordon or Momtazee, the members of our Audit and Compliance committee, would meet the independence requirements of Rule 10A-1 of the Exchange Act or the NYSE’s audit committee independence requirements, or that Messrs. Connaughton, Forbes or Michelson, the members of our Compensation Committee, would meet the NYSE’s independence requirements.
     Board Meetings and Committees. During 2008, our Board of Directors held 11 meetings. All directors attended at least 75% of the Board meetings and meetings of the committees of the Board on which the director served.

Given that we do not presently intend on holding annual stockholder meetings because we are not currently publicly traded, HCA has not adopted a policy regarding director attendance at annual meetings of stockholders. The Company did not have an annual meeting of stockholders in 2008 and our directors were re-elected through stockholder action taken on written consent effective March 26, 2008.
     Audit and Compliance Committee. Our Audit and Compliance Committee is composed of James C. Momtazee, Chairman, Christopher J. Birosak, Thomas F. Frist III, and Christopher R. Gordon. In light of our status as a closely held company and the absence of a public trading market for our common stock, our Board has not designated any member of the Audit and Compliance Committee as an “audit committee financial expert”. None of the members of the Audit and Compliance Committee would meet the independence requirements of Rule 10A-1 of the Exchange Act or the NYSE’s audit committee independence requirements. We do not believe Mr. Momtazee would be considered “independent” because of his relationship with certain affiliates of the funds and other entities which hold significant interests in Hercules Holding, which, as of July 31, 2009, owned 97.3% of our outstanding common stock, and other relationships with us. See “Certain Relationships and Related Transactions.” This committee reviews the programs of our internal auditors, the results of their audits, and the adequacy of our system of internal controls and accounting practices. This committee also reviews the scope of the annual audit by our independent registered public accounting firm before its commencement, reviews the results of the audit and reviews the types of services for which we retain our independent registered public accounting firm. The Audit and Compliance Committee has adopted a charter which can be obtained on the Corporate Governance page of the Company’s website at www.hcahealthcare.com. In 2008, the Audit and Compliance committee met six times.
     Compensation Committee. Our Compensation Committee is currently composed of John P. Connaughton, Chairman, James. D. Forbes and Michael W. Michelson. In 2008, the Committee consisted of George A. Bitar, John P. Connaughton, Thomas F. Frist, Jr., M.D. and Michael W. Michelson, and determinations with respect to 2008 compensation were made by such Committee. None of the members of our Compensation Committee would meet the NYSE’s independence requirements. The Compensation Committee is generally charged with the oversight of our executive compensation and rewards programs. Responsibilities of the Compensation Committee include the review and approval of the following items:
•	Executive compensation strategy and philosophy;

•	Compensation arrangements for executive management;

•	Design and administration of the annual cash-based Senior Officer Performance Excellence Program;

•	Design and administration of our equity incentive plans;

•	Executive benefits and perquisites (including the HCA Restoration Plan and the Supplemental Executive Retirement Plan); and

•	Any other executive compensation or benefits related items deemed noteworthy by the Compensation Committee.
     In addition, the Compensation Committee considers the proper alignment of executive pay policies with Company values and strategy by overseeing employee compensation policies, corporate performance measurement and assessment, and Chief Executive Officer performance assessment. The Compensation Committee may retain the services of independent outside consultants, as it deems appropriate, to assist in the strategic review of programs and arrangements relating to executive compensation and performance. In 2008 the Compensation Committee hired Semler Brossy Consulting Group, LLC to assist in conducting an assessment of competitive executive compensation. The Compensation Committee may consider recommendations from our Chief Executive Officer and compensation consultants, among other factors, in making its compensation determinations. The Compensation Committee has the authority to delegate any of its responsibilities to one or more subcommittees as the committee may deem appropriate. The Compensation Committee has adopted a charter which can be obtained on the Corporate Governance page of Company’s website at www.hcahealthcare.com. In 2008, the Compensation Committee met 10 times.

          Policy Regarding Communications with the Board of Directors. Stockholders, employees and other interested parties may communicate with any of our directors by writing to such director(s) c/o Board of Directors, HCA Inc., P.O. Box 20004, One Park Plaza, Nashville, TN 37203, Attention: Corporate Secretary. All communications from stockholders, employees and other interested parties addressed in that manner will be forwarded to the appropriate director. If the volume of communication becomes such that the Board adopts a process for determining which communications will be relayed to Board members, that process will appear on the Corporate Governance section of our website at www.hcahealthcare.com.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     The Compensation Committee (the “Committee”) of the Board of Directors is generally charged with the oversight of our executive compensation and rewards programs. The Committee is currently composed of John P. Connaughton, Michael W. Michelson and James D. Forbes. In 2008, the Committee consisted of George A. Bitar, John P. Connaughton, Michael W. Michelson and Thomas F. Frist, Jr., M.D., and determinations with respect to 2008 compensation were made by such Committee. Responsibilities of the Committee include the review and approval of the following items:
•	Executive compensation strategy and philosophy;

•	Compensation arrangements for executive management;

•	Design and administration of the annual cash-based Senior Officer Performance Excellence Program (“PEP”);

•	Design and administration of our equity incentive plans;

•	Executive benefits and perquisites (including the HCA Restoration Plan and the Supplemental Executive Retirement Plan); and

•	Any other executive compensation or benefits related items deemed appropriate by the Committee.
     In addition, the Committee considers the proper alignment of executive pay policies with Company values and strategy by overseeing employee compensation policies, corporate performance measurement and assessment, and Chief Executive Officer performance assessment. The Committee may retain the services of independent outside consultants, as it deems appropriate, to assist in the strategic review of programs and arrangements relating to executive compensation and performance.
     The following executive compensation discussion and analysis describes the principles underlying our executive compensation policies and decisions as well as the material elements of compensation for our named executive officers. Our named executive officers for 2008 were:
•	Jack O. Bovender, Jr., Chairman of the Board and Chief Executive Officer;

•	Richard M. Bracken, President and Chief Operating Officer;

•	R. Milton Johnson, Executive Vice President and Chief Financial Officer;

•	Samuel N. Hazen, President — Western Group; and

•	Beverly B. Wallace, President — Shared Services Group.
     Effective December 31, 2008, Mr. Bovender retired as Chief Executive Officer but retained the role of Chairman of the Board, and effective January 1, 2009, Mr. Bracken was appointed to serve as Chief Executive Officer and President of the Company.

     As discussed in more detail below, the material elements and structure of the named executive officers’ compensation program for 2008 was negotiated and determined in connection with the Merger.
     Compensation Philosophy and Objectives
     The core philosophy of our executive compensation program is to support the Company’s primary objective of providing the highest quality health care to our patients while enhancing the long term value of the Company to our shareholders. Specifically, the Committee believes the most effective executive compensation program (for all executives, including named executive officers):
•	Reinforces HCA’s strategic initiatives;

•	Aligns the economic interests of our executives with those of our shareholders; and

•	Encourages attraction and long term retention of key contributors.
     The Committee is committed to a strong, positive link between our objectives and our compensation and benefits practices.
     Our compensation philosophy also allows for flexibility in establishing executive compensation based on an evaluation of information prepared by management or other advisors and other subjective and objective considerations deemed appropriate by the Committee. The Committee will also consider the recommendations of our Chief Executive Officer. This flexibility is important to ensure our compensation programs are competitive and that our compensation decisions appropriately reflect the unique contributions and characteristics of our executives.
     Compensation Structure and Benchmarking
     Our compensation program is heavily weighted towards performance-based compensation, reflecting our philosophy of increasing the long-term value of the Company and supporting strategic imperatives. Total direct compensation and other benefits consist of the following elements:

Total Direct Compensation	•	Base Salary

	•	Annual Cash-Based Incentives (offered through our PEP)

	•	Long-Term Equity Incentives (in the form of Stock Options)

Other Benefits	•	Retirement Plans

	•	Limited Perquisites and Other Personal Benefits

	•	Severance Benefits
     The Committee does not support rigid adherence to benchmarks or compensatory formulas and strives to make compensation decisions which effectively support our compensation objectives and reflect the unique attributes of the Company and each executive. Our general practice, however, with respect to pay positioning, is that executive base salaries and annual incentive (PEP) target values should generally position total annual cash compensation between the median and 75th percentile of similarly-sized general industry companies. We utilize the general industry as our primary source for competitive pay levels because HCA is significantly larger than its industry peers. See the discussion of benchmarking below for further information. The named executive officers’ pay fell within the range noted above for jobs with equivalent market comparisons.
     The cash compensation mix between salary and PEP is currently more weighted towards salary rather than PEP than competitive practice among our general industry peers would suggest. Over time, we intend to continue moving towards a mix of cash compensation that will place a greater emphasis on annual performance-based compensation.
     Although we look at competitive long-term equity incentive award values in similarly-sized general industry companies when assessing the competitiveness of our compensation programs, we did not base our 2007 stock option grants on these levels since equity is structured differently in closely held companies than in publicly-traded companies. As is typical in similar situations, the Investors wanted to share a certain percentage of the equity with executives shortly after the consummation of the Merger and establish performance objectives and incentives up front in lieu of annual grants to ensure our executives’ long-term economic interests would be aligned with those of the Investors. This pool of equity was then further allocated based on the executives’ anticipated impact on, and potential for, driving Company strategy and performance. The resulting total direct pay mix is heavily weighted towards performance-based pay (PEP plus stock options) rather than fixed pay, which the Committee believes reflects the compensation philosophy and objectives discussed above. No additional long term equity incentives were granted to the named executive officers in 2008.
     Compensation Process
     While our 2008 named executive officer compensation was largely determined at the time of the Merger, the Committee ensures that executives’ pay levels are generally consistent with the compensation strategy described above, in part, by conducting annual assessments of competitive executive compensation. Management (but no named executive officer), in collaboration with the Committee’s independent consultant, Semler Brossy Consulting Group, LLC, collects and presents compensation data from similarly-sized general industry companies, based to the extent possible on comparable position matches and compensation components. The following nationally recognized survey sources were utilized in anticipation of establishing 2008 executive compensation:

		Number of
	Revenue Scope	Companies in
Survey	(Median Revenue)	Sample
Towers Perrin Executive Compensation Database	Greater than $20B ($35.0B)	58
Hewitt Total Compensation Measurement	$10B — $25B ($15.0B)	68
Hewitt Total Compensation Measurement	Greater than $25B ($46.5B)	36
     These particular revenue scopes were selected because they were the closest approximations to HCA’s revenue size. Each survey that provided an appropriate position match and sufficient sample size to be used in the compensation review was weighted equally. For this purpose, the two Hewitt survey cuts were considered as one survey, and we used a weighted average of the two surveys (65% for the $10B — $25B cut and 35% for the Greater than $25B).
     Data was also collected from health care providers within our industry including Community Health Systems, Inc., Health Management Associates, Inc., Kindred Healthcare, Inc., LifePoint Hospitals, Inc., Tenet Healthcare Corporation and Universal Health Services, Inc. These health care providers are used only as a secondary point of reference for industry practices since we are significantly larger than these companies. The data from this analysis did not affect named executive officer pay level decisions in 2008. Semler Brossy also performed a competitive pay analysis specific for the Chairman of the Board, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer to be utilized in setting 2009 compensation for Mr. Bovender, Mr. Bracken and Mr. Johnson. A custom proxy analysis was utilized, covering 150 selected companies in the S&P 500 (excluding the financial services sector). The following cuts of this database were used for market comparisons: (i) companies with $15 billion to $35 billion in revenues (52 companies) and (ii) companies in the broader health care sector (21 companies).
     Consistent with our flexible compensation philosophy, the Committee is not required to approve compensation precisely reflecting the results of these surveys, and may also consider, among other factors (typically not reflected in these surveys): the requirements of the applicable employment agreements, the executive’s individual performance during the year, his or her projected role and responsibilities for the coming year, his or her actual and potential impact on the successful execution of Company strategy, recommendations from our chief executive officer and compensation consultants, an officer’s prior compensation, experience, and professional status, internal pay equity considerations, and employment market conditions and compensation practices within our peer group. The weighting of these and other relevant factors is determined on a case-by-case basis for each executive upon consideration of the relevant facts and circumstances.
     Employment Agreements
     In connection with the Merger, we entered into employment agreements with each of our named executive officers and certain other members of senior management to help ensure the retention of those executives critical to the future success of the Company. Among other things, these agreements set the executives’ compensation terms, their rights upon a termination of employment, and restrictive covenants around non-competition, non-solicitation, and confidentiality. These terms and conditions are further explained in the remaining portion of this Compensation Discussion and Analysis and under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”
     In light of Mr. Bovender’s retirement from the position of Chief Executive Officer, effective December 31, 2008, and continuing service to the Company as executive Chairman until December 15, 2009, the Company entered into an Amended and Restated Employment Agreement with Mr. Bovender, effective December 31, 2008. The material amendments to Mr. Bovender’s prior employment agreement as set forth in the Amended and Restated Employment Agreement are described below under “Mr. Bovender’s Severance Benefits” and under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”
     The Company also amended Mr. Bracken’s employment agreement, effective January 1, 2009, to reflect his appointment to the position of Chief Executive Officer and President.
     Elements of Compensation
     Base Salary
     Base salaries are intended to provide reasonable and competitive fixed compensation for regular job duties. The threshold base salaries for our executives are set forth in their employment agreements. We did not increase named executive officer base salaries in 2008, other than an approximate 5.3% increase in Mr. Johnson’s base salary in order to better align his salary with market for his position as Chief Financial Officer based on general industry surveys. In light of Mr. Bovender’s retirement from the position of Chief Executive Officer and continuing role as Chairman and Mr. Bracken’s assumption of the responsibilities of Chief Executive Officer and President, Mr. Bovender’s base salary for 2009 was reduced to approximately $1.144 million for his Employment Term (as described further in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”), and Mr. Bracken’s 2009 base salary was increased to $1.325 million. Similarly, taking into consideration the additional responsibilities being assumed by the position of Executive Vice President and Chief Financial Officer and relevant market comparables, Mr. Johnson’s 2009 salary was set at $850,000, reflecting an increase of approximately 7.6%. In light of our goal of reducing the emphasis of base salary in our cash compensation mix, we do not intend to provide salary increases to any of our named executive officers in 2009, other than those described above.
     Annual Incentive Compensation: PEP
     The PEP is intended to reward named executive officers for annual financial performance, with the goals of providing high quality health care for our patients and increasing shareholder value. Each named executive officer in the Company’s 2008-2009 Senior Officer Performance Excellence Program (“2008-2009 PEP”) was assigned a 2008 annual award target expressed as a percentage of salary ranging from 66% to 126% (see individual targets in table below). In light of our goal to further emphasize performance-based pay, we increased the named executive officers’ PEP target opportunities by approximately 6% for 2008 in lieu of salary increases (with the exception of Mr. Johnson’s 2008 salary increase). These targets are intended to provide a meaningful incentive for executives to achieve or exceed performance goals.
     The 2008-2009 PEP was designed to provide 100% of the target award for target performance, 50% of the target award for a minimum acceptable (threshold) level of performance, and a maximum of 200% of the target award for maximum performance, while no payments are made for performance below threshold levels. The Committee believes this payout curve is consistent with competitive practice. More importantly, it promotes and rewards continuous growth as performance goals have consistently been set at increasingly higher levels each year. Actual awards under the PEP are generally determined using the following two steps:
     1. The executive’s conduct must reflect our Mission and Values by upholding our Code of Conduct and following our compliance policies and procedures. This step is critical to reinforcing our commitment to integrity and the delivery of high quality health care. In the event the Committee determines the participant’s conduct during the fiscal year is not in compliance with the first step, he or she will not be eligible for an incentive award.
     2. The actual award amount is determined based upon Company performance. In 2008, the PEP for all named executive officers, other than Mr. Hazen, incorporated one Company financial performance measure, EBITDA, defined in the 2008-2009 PEP as earnings before interest, taxes, depreciation, amortization, minority interest expense, gains or losses on sales of facilities, gains or losses on extinguishment of debt, asset or investment impairment charges, restructuring charges, and any other significant nonrecurring non-cash gains or charges (but excluding any expenses for share-based compensation under Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) with respect to any awards granted under the 2008-2009 PEP) (“EBITDA”). The Company EBITDA target for 2008 was $4.720 billion ($4.714 billion after adjustment) for the named executive officers. Mr. Hazen’s 2008 PEP, as the Western Group President, was based 50% on Company EBITDA and 50% on Western Group EBITDA (with a Western Group EBITDA target for 2008 of $2.328 billion) to ensure his accountability for his group’s results. The Committee chose to base annual incentives on EBITDA for a number of reasons:
•	It effectively measures overall Company performance;

•	It is an important surrogate for cash flow, a critical metric related to paying down the Company’s significant debt obligation;

•	It is the key metric driving the valuation in the internal Company model, consistent with the valuation approach used by industry analysts; and

•	It is consistent with the metric used for the vesting of the financial performance portion of our option grants.
     These EBITDA targets should not be understood as management’s predictions of future performance or other guidance and investors should not apply these in any other context. Our 2008 threshold and maximum goals were set at approximately +/- 3.6% of the target goal to reflect likely performance volatility. EBITDA targets were linked to the Company’s short-term and long-term business objectives to ensure incentives are provided for appropriate annual growth and stretch performance.
     Pursuant to the terms of the 2008-2009 PEP and the named executive officer employment agreements, the Committee exercised its ability to make adjustments to the Company’s 2008 EBITDA performance target for dispositions of facilities occurring during the 2008 fiscal year. The adjustments to the target resulted in a decrease of approximately $6 million.
     The Committee set the named executive officers’ 2009 target performance goals based on aggressive, yet realistic, expectations of Company performance ensuring successful execution of our plans in order to realize the most value from these awards. While we do not intend to disclose our 2009 PEP EBITDA target as an understanding of that target is not necessary for a fair understanding of the named executive officers’ compensation for 2008 and could result in competitive harm and market confusion, we consistently set targets that require an increase in EBITDA year over year to promote continuous growth consistent with our business plan.
     Upon review of the Company’s 2008 financial performance, the Committee determined that Company EBITDA performance for the fiscal year ended December 31, 2008 fell below the target performance, but above threshold performance as set by the Compensation Committee; likewise, the EBITDA performance of the Western Group also exceeded threshold performance but was less than target performance. Accordingly, the 2008 PEP was paid out as follows to the named executive officers (the actual 2008 PEP payout amounts are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table):

	2008 Target PEP	2008 Actual PEP Award
Named Executive Officer	(% of Salary)	(% of Salary)
Jack O. Bovender, Jr. (Chairman and CEO)	126%	85.9%
Richard M. Bracken (President and COO)	96%	65.5%
R. Milton Johnson (Executive Vice President and CFO)	66%	45.0%
Samuel N. Hazen (President, Western Group)	66%	44.5%
Beverly B. Wallace (President, Shared Services Group)	66%	45.0%
     In 2008, the 2008-2009 PEP was approved by the Committee. Therefore, the 2009 PEP program will work under the same plan as in 2008. Each named executive officer in the Company’s 2008-2009 PEP was assigned a maximum 2009 annual award target expressed as a percentage of salary ranging from 72% to 132% which under the terms of the 2008-2009 PEP applies to the lesser of (a) the Named Executive Officer’s 2009 base salary, or (b) 125% of the Named Executive Officer’s 2008 base salary. The Committee has the discretion to reduce, but not increase, the 2009 Threshold, Target and Maximum percentages as set forth in the 2008-2009 PEP. Mr. Bovender’s 2009 PEP target or Annual Bonus is set forth in his Amended and Restated Employment Agreement, effective December 31, 2008, as described in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table —

Mr. Bovender’s Employment Agreement”. The Committee set Mr. Bracken’s 2009 target percentage at 130% of his 2009 base salary in connection with his appointment as Chief Executive Officer and President and amended the 2008-2009 PEP to set Mr. Johnson’s 2009 target percentage at 80% of his 2009 base salary in light of the additional responsibilities assumed by the position of Executive Vice President and Chief Financial Officer. The 2009 PEP target percentage will remain at 66% of base salary for Mr. Hazen and Ms. Wallace, respectively. The Committee also has the ability to supplement the financial metrics and weightings with additional measures other than EBITDA including: (a) operating income, profit or efficiencies; (b) return on equity, assets, capital, capital employed or investment; (c) after-tax operating income; (d) net income; (e) earnings or book value per share; (f) cash flow(s); (g) stock price or total shareholder return; (h) debt reduction; (i) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals and goals relating to acquisitions or divestitures; or (j) any combination thereof.
     Long-Term Equity Incentive Awards: Options
     In connection with the Merger, the Board of Directors approved and adopted the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”). The purpose of the 2006 Plan is to:
•	Promote our long term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and abilities to enable them to make substantial contributions to the success of our business;

•	Motivate management personnel by means of growth-related incentives to achieve long range goals; and

•	Further the alignment of interests of participants with those of our shareholders through opportunities for increased stock or stock-based ownership in the Company.
     In January 2007, pursuant to the terms of the named executive officers’ respective employment agreements, the Committee approved long-term stock option grants to our named executive officers under the 2006 Plan consisting solely of a one-time, multi-year stock option grant in lieu of annual long-term equity incentive award grants (“New Options”). In addition to the New Options granted in 2007, the Company committed to grant the named executive officers 2x Time Options in their respective employment agreements, as described in more detail below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.” The Committee believes that stock options are the most effective long-term vehicle to directly align the interests of executives with those of our shareholders by motivating performance that results in the long-term appreciation of the Company’s value, since they only provide value to the executive if the value of the Company increases. As is typical in leveraged buyout situations, the Committee determined that granting all of the stock options (except the 2x Time Options) up front rather than annually was appropriate to aid in retaining key leaders critical to the Company’s success over the next several years and, coupled with the executives’ significant personal investments in connection with the Merger, provide an equity incentive and stake in the Company that directly aligns the long-term economic interests of the executives with those of the Investors.
     The New Options have a ten year term and are divided so that ⅓ are time vested options, ⅓ are EBITDA-based performance vested options and ⅓ are performance options that vest based on investment return to the Sponsors, each as described below. The combination of time, performance and investor return based vesting of these awards is designed to compensate executives for long term commitment to the Company, while motivating sustained increases in our financial performance and helping ensure the Sponsors have received an appropriate return on their invested capital before executives receive significant value from these grants.
     The time vested options are granted to aid in retention. Consistent with this goal, the time vested options granted in 2007 vest and become exercisable in equal increments of 20% on each of the first five anniversaries of the grant date. The time vested options have an exercise price equivalent to fair market value on the date of grant. Since our common stock is not currently traded on a national securities exchange, fair market value was determined reasonably and in good faith by the Board of Directors after consultation with the Chief Executive Officer and other advisors.
     The EBITDA-based performance vested options are intended to motivate sustained improvement in long-term performance. Consistent with this goal, the EBITDA-based performance vested options granted in 2007 are eligible to vest and become exercisable in equal increments of 20% at the end of fiscal years 2007, 2008, 2009, 2010 and

2011 if certain annual EBITDA performance targets are achieved. These EBITDA performance targets were established at the time of the Merger and can be adjusted by the Board of Directors in consultation with the Chief Executive Officer as described below. We chose EBITDA (defined in the award agreements as earnings before interest, taxes, depreciation, amortization, minority interest expense, gains or losses on sales of facilities, gains or losses on extinguishment of debt, asset or investment impairment charges, restructuring charges, and any other significant nonrecurring non-cash gains or charges (but excluding any expenses for share-based compensation under SFAS 123(R) with respect to any awards granted under the 2006 Plan)) as the performance metric since it is a key driver of our valuation and for other reasons as described above in the “Annual Incentive Compensation: PEP” section of this Compensation Discussion and Analysis. Due to the number of events that can occur within our industry in any given year that are beyond the control of management but may significantly impact our financial performance (e.g., health care regulations, industry-wide significant fluctuations in volume, etc.), we have incorporated “catch-up” vesting provisions. The EBITDA-based performance vested options may vest and become exercisable on a “catch up” basis, such that, options that were eligible to vest but failed to vest due to our failure to achieve prior EBITDA targets will vest if at the end of any subsequent year or at the end of fiscal year 2012, the cumulative total EBITDA earned in all prior years exceeds the cumulative EBITDA target at the end of such fiscal year.
     As discussed above, we do not intend to disclose the 2009-2011 EBITDA performance targets as they reflect competitive, sensitive information regarding our budget. However, we deliberately set our targets at increasingly higher levels. Thus, while designed to be attainable, target performance levels for these years require strong, improving performance and execution, which in our view, provides an incentive firmly aligned with shareholder interests.
     As with the EBITDA targets under our 2008-2009 PEP, pursuant to the terms of the 2006 Plan and the Stock Option Agreements governing the 2007 grants, the Board of Directors, in consultation with our Chief Executive Officer, has the ability to adjust the established EBITDA targets for significant events, changes in accounting rules and other customary adjustment events. We believe these adjustments may be necessary in order to effectuate the intents and purposes of our compensation plans and to avoid unintended consequences that are inconsistent with these intents and purposes. The Board of Directors exercised its ability to make adjustments to the Company’s 2008-2011 EBITDA performance targets (including cumulative EBITDA targets) for facility dispositions and acquisitions and accounting changes occurring during the 2008 fiscal year.
     The options that vest based on investment return to the Sponsors are intended to align the interests of executives with those of our principal shareholders to ensure shareholders receive their expected return on their investment before the executives can receive their gains on this portion of the option grant. These options vest and become exercisable with respect to 10% of the common stock subject to such options at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return (as defined below) is at least equal to two times the price paid to shareholders in the Merger (or $102.00), and with respect to an additional 10% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return is at least equal to two-and-a-half times the price paid to shareholders in the Merger (or $127.50). “Investor Return” means, on any of the first five anniversaries of the closing date of the Merger, or any date thereafter, all cash proceeds actually received by affiliates of the Sponsors after the closing date in respect of their common stock, including the receipt of any cash dividends or other cash distributions (including the fair market value of any distribution of common stock by the Sponsors to their limited partners), determined on a fully diluted, per share basis. The Sponsor investment return options also may become vested and exercisable on a “catch up” basis if the relevant Investor Return is achieved at any time occurring prior to the expiration of such options.
     Upon review of the Company’s 2008 financial performance, the Committee determined that the Company achieved the 2008 EBITDA performance target of $4.603 billion ($4.592 billion after adjustment) under the New Option awards; therefore, pursuant to the terms of the 2007 Stock Option Agreements, 20% of each named executive officer’s EBITDA-based performance vested options vested as of December 31, 2008. Further, 20% of each named executive officer’s time vested options vested on the second anniversary of their grant date, January 30, 2009. No portion of the options that vest based on Investor Return vested as of the end of the 2008 fiscal year; however, such options remain subject to the “catch up” vesting provisions described above.
     For additional information concerning the options awarded in 2007, see the Grants of Plan-Based Awards Table.

     As discussed above, except in the cases of promotions or new hires, the Committee does not intend to award additional stock options to our named executive officers (other than the 2x Time Options the Company committed to grant the named executive officers in their respective employment agreements, as described in more detail below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements”). Grants made in connection with promotions and new hires will be formally approved by the Committee. The exercise price of grants made in connection with promotions and new hires will be based on the quarterly fair market value as determined reasonably and in good faith by the Board of Directors after consultation with the Chief Executive Officer and other advisors. We anticipate that any option grants approved under the 2006 Plan in 2009 (other than the 2x Time Options) will be structured identical to those granted in 2007 except that the options will vest over a three year period rather than a five year period, with the time vested options vesting and becoming exercisable in equal increments of approximately 33% on each of the first three anniversaries of the grant date, the EBITDA-based performance vested options being eligible to vest and become exercisable in equal increments of approximately 33% at the end of fiscal years 2009, 2010 and 2011 if the applicable EBITDA performance targets are achieved (with the same “catch up” provision as described above), and the options that vest based on investment return to the Sponsors vesting and becoming exercisable with respect to approximately 16.67% of the common stock subject to such options at the end of fiscal years 2009, 2010 and 2011 if the Investor Return (as defined above) is at least equal to two times the price paid to shareholders in the Merger (or $102.00), and with respect to an additional approximately 16.67% at the end of fiscal years 2009, 2010 and 2011 if the Investor Return is at least equal to two-and-a-half times the price paid to shareholders in the Merger (or $127.50) (provided that the investor return options granted in 2009 may also become vested and exercisable on a “catch up” basis if the relevant Investor Return is achieved prior to the eighth anniversary of the grant date).
     Ownership Guidelines
     While we have maintained stock ownership guidelines in the past, as a non-listed company, we no longer have a policy regarding stock ownership guidelines. However, we do believe equity ownership aligns our executive officers’ interests with those of the Investors. Accordingly, all of our named executive officers were required to rollover at least half their pre-Merger equity and, therefore, maintain significant stock ownership in the Company. See “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”
     Retirement Plans
     At the beginning of 2008, we maintained two qualified retirement plans, the HCA 401(k) Plan and the HCA Retirement Plan, to aid in retention and to assist employees in providing for their retirement. As of April 1, 2008, the HCA Retirement Plan merged into the HCA 401(k) Plan resulting in one qualified retirement plan. Generally all employees who have completed the required service are eligible to participate in the HCA 401(k) Plan. Each of our named executive officers participates in the plan. For additional information on these plans, including amounts contributed by HCA in 2008 to the named executive officers, see the Summary Compensation Table and related footnotes and narratives and “Pension Benefits.”
     Our key executives, including the named executive officers, also participate in two supplemental retirement programs. The Committee and the Board initially approved these supplemental programs to:
•	Recognize significant long-term contributions and commitments by executives to the Company and to performance over an extended period of time;

•	Induce our executives to continue in our employ through a specified normal retirement age (initially 62 through 65, but reduced to 60 upon the change in control at the time of the Merger in 2006); and

•	Provide a competitive benefit to aid in attracting and retaining key executive talent.
     The Restoration Plan provides a benefit to replace a portion of the contributions lost in the HCA 401(k) Plan due to certain IRS limitations. Effective January 1, 2008, participants in the SERP (described below) are no longer eligible for Restoration Plan contributions; however, the hypothetical accounts maintained for each named executive officer as of January 1, 2008 will continue to be maintained and will be increased or decreased with investment earnings based on the actual investment return. For additional information concerning the Restoration Plan, see “Nonqualified Deferred Compensation.”

     Key executives also participate in the Supplemental Executive Retirement Plan, or the “SERP,” adopted in 2001. The SERP benefit brings the total value of annual retirement income to a specific income replacement level. For named executive officers with 25 years or more of service, this income replacement level is 60% of final average pay (base salary and PEP payouts) at normal retirement, a competitive level of benefit at the time the plan was implemented. Due to the Merger, all participants are fully vested in their SERP benefits and the plan is now frozen to new entrants. For additional information concerning the SERP, see “Pension Benefits.”
     In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits the rights to any further payment, and must repay any payments already made. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.
     Personal Benefits
     Our executive officers receive limited, if any, benefits outside of those offered to our other employees. Generally, we provide these benefits to increase travel and work efficiencies and allow for more productive use of the executive’s time. Mr. Bovender and Mr. Bracken are permitted to use the Company aircraft for personal trips, subject to the aircraft’s availability. Other named executive officers may have their spouses accompany them on business trips taken on the Company aircraft, subject to seat availability. In addition, there are times when it is appropriate for an executive’s spouse to attend events related to our business. On those occasions, we will pay for the travel expenses of the executive’s spouse. We will, on an as needed basis, provide mobile telephones and personal digital assistants to our employees and certain of our executive officers have obtained such devices through us. The value of these personal benefits, if any, is included in the executive officer’s income for tax purposes and, in certain limited circumstances, the additional income attributed to an executive officer as a result of one or more of these benefits will be grossed up to cover the taxes due on that income. Except as otherwise discussed herein, other welfare and employee-benefit programs are the same for all of our eligible employees, including our executive officers. For additional information, see footnote (6) to the Summary Compensation Table.
     Severance and Change in Control Benefits
     As noted above, all of our named executive officers have entered into employment agreements, which provide, among other things, each executive’s rights upon a termination of employment in exchange for non-competition, non-solicitation, and confidentiality covenants. We believe that reasonable severance benefits are appropriate in order to be competitive in our executive retention efforts. These benefits should reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time. We also believe that these types of agreements are appropriate and customary in situations such as the Merger wherein the executives have made significant personal investments in the Company and that investment is generally illiquid for a significant period of time. Finally, we believe formalized severance arrangements are common benefits offered by employers competing for similar senior executive talent.
     Severance Benefits for Named Executive Officers (other than Chairman)
     If employment is terminated by the Company without “cause” or by the executive for “good reason” (whether or not the termination was in connection with a change-in-control), the executive would be entitled to “accrued rights” (Cause, good reason and accrued rights are as defined in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements”) plus:
•	Subject to restrictive covenants and the signing of a general release of claims, an amount equal to two times for Mr. Hazen and Ms. Wallace and three times in the case of Messrs. Bracken and Johnson the sum of base salary plus PEP paid or payable in respect of the fiscal year immediately preceding the fiscal year in which termination occurs, payable over a two year period;

•	Pro-rata bonus; and

•	Continued coverage under our group health plans during the period over which the cash severance is paid.
     Additionally, unvested options will be forfeited; however, vested New Options will remain exercisable until the first anniversary of the termination of the executive’s employment.

     Because we believe that a termination by the executive for good reason (a constructive termination) is conceptually the same as an actual termination by the Company without cause, we believe it is appropriate to provide severance benefits following such a constructive termination of the named executive officer’s employment. All of our severance provisions are believed to be within the realm of competitive practice and are intended to provide fair and reasonable compensation to the executive upon a termination event.
     Mr. Bovender’s Severance Benefits
     In light of his long-term service to the Company and his retirement from the position of Chief Executive Officer, the Company entered into an Amended and Restated Employment Agreement with Mr. Bovender, effective December 31, 2008 (the “Amended Employment Agreement”). Mr. Bovender’s Amended Employment Agreement provides, effective as of the expiration of the Employment Term (as defined in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements”) or Mr. Bovender’s sooner voluntary termination for any reason (including by reason of death or disability, but other than for “good reason”), that Mr. Bovender would be entitled to receive the “accrued rights” as described above for the other named executive officers. Mr. Bovender would also be entitled to receive a pro rata portion of his bonus under the 2008-2009 PEP based on the Company’s actual results for 2009 (“Mr. Bovender’s Prorated Bonus”). Additionally, in the event Mr. Bovender’s Additional Bonus (as defined in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements”) has not been earned as of the termination date, the Committee will consider in good faith whether or not all or a portion of Mr. Bovender’s Additional Bonus will be included as part of Mr. Bovender’s Prorated Bonus. The same severance applies regardless of whether the termination was in connection with a change in control of the Company. Mr. Bovender would also be entitled to continued coverage under the Company’s group health plans for Mr. Bovender and his wife until age 65, reimbursement of any unreimbursed business expenses properly incurred and such employee benefits, if any, as to which Mr. Bovender would be entitled under the Company’s employee benefit plans.
     The Amended Employment Agreement also provides that, effective as of the expiration of the Employment Term or Mr. Bovender’s sooner voluntary termination for any reason (including by reason of death or disability, but other than for “good reason”), (i) neither Mr. Bovender nor the Company shall have any put or call rights with respect to Mr. Bovender’s New Options or stock acquired upon the exercise of any such options; (ii) Mr. Bovender’s “rollover” stock options will remain exercisable as if Mr. Bovender’s employment terminated by reason of “retirement” in accordance with the terms of the applicable equity plans and award agreements; (iii) the unvested New Options (including any issued 2x Time Options) held by Mr. Bovender that vest solely based on the passage of time will vest as if Mr. Bovender’s employment had continued through the next three anniversaries of their date of grant (it being understood that any 2x Time Options issued after Mr. Bovender’s termination or retirement shall also continue to vest through the remainder of the extended vesting period); (iv) the unvested New Options held by Mr. Bovender that are EBITDA performance options will remain outstanding and will vest, if at all, on the next four dates that they would have otherwise vested had Mr. Bovender’s employment continued, based upon the extent to which performance goals are met; (v) the unvested New Options held by Mr. Bovender that are “Investor Return” performance options will remain outstanding and will vest, if at all, on the dates that they would have otherwise vested had Mr. Bovender’s employment continued through the expiration of such options, based upon the extent to which performance goals are met; and (vi) Mr. Bovender’s New Options will remain exercisable until the second anniversary of the last date on which his EBITDA performance options are eligible to vest (which is December 31, 2014), except that (a) Mr. Bovender’s 2x Time Options will remain exercisable until the fifth anniversary of the last date on which his EBITDA performance options are eligible to vest (which is December 31, 2017), and (b) Mr. Bovender’s “Investor Return” performance options will remain exercisable until the expiration of such options.
     If Mr. Bovender’s employment is terminated by the Company without “cause” or by Mr. Bovender for “good reason” (whether or not the termination was in connection with a change-in-control), Mr. Bovender would be entitled to receive the benefits described above and, subject to the delivery of a customary release and continued compliance with the noncompetition, nonsolicitation and confidentiality restrictions in the Amended Employment Agreement, an amount (if any) equal to Mr. Bovender’s base salary that would have been otherwise payable through the end of the Employment Term.
     If Mr. Bovender’s employment is terminated by the Company for “cause,” Mr. Bovender shall be entitled to receive the amounts and benefits described in the first paragraph of this section, except that Mr. Bovender shall not be entitled to receive Mr. Bovender’s Prorated Bonus and shall not be entitled to any other benefits described above.

     Mr. Bovender’s vested New Options will, upon such event, remain exercisable until the first anniversary of the termination of Mr. Bovender’s employment.
     Change in Control Benefits
     Pursuant to the Stock Option Agreements governing the New Options granted in 2007 under the 2006 Plan, upon a Change in Control of the Company (as defined below), all unvested time vesting New Options (that have not otherwise terminated or become exercisable) shall become immediately exercisable. Performance options that vest subject to the achievement of EBITDA targets will become exercisable upon a Change in Control of the Company if: (i) prior to the date of the occurrence of such event, all EBITDA targets have been achieved for years ending prior to such date; (ii) on the date of the occurrence of such event, the Company’s actual cumulative total EBITDA earned in all years occurring after the performance option grant date, and ending on the date of the Change in Control, exceeds the cumulative total of all EBITDA targets in effect for those same years; or (iii) the Investor Return is at least two-and-a-half times the price paid to the shareholders in the Merger (or $127.50). For purposes of the vesting provision set forth in clause (ii) above, the EBITDA target for the year in which the Change in Control occurs shall be equitably adjusted by the Board of Directors in good faith in consultation with the chief executive officer (which adjustment shall take into account the time during such year at which the Change in Control occurs). Performance vesting options that vest based on the investment return to the Sponsors will only vest upon the occurrence of a Change in Control if, as a result of such event, the applicable Investor Return (i.e., at least two times the price paid to the shareholders in the Merger for half of these options and at least two-and-one-half times the price paid to the shareholders in the Merger for the other half of these options) is also achieved in such transaction (if not previously achieved). “Change in Control” means in one or more of a series of transactions (i) the transfer or sale of all or substantially all of the assets of the Company (or any direct or indirect parent of the Company) to an Unaffiliated Person (as defined below); (ii) a merger, consolidation, recapitalization or reorganization of the Company (or any direct or indirect parent of the Company) with or into another Unaffiliated Person, or a transfer or sale of the voting stock of the Company (or any direct or indirect parent of the Company), an Investor, or any affiliate of any of the Investors to an Unaffiliated Person, in any such event that results in more than 50% of the common stock of the Company (or any direct or indirect parent of the Company) or the resulting company being held by an Unaffiliated Person; or (iii) a merger, consolidation, recapitalization or reorganization of the Company (or any direct or indirect parent of the Company) with or into another Unaffiliated Person, or a transfer or sale by the Company (or any direct or indirect parent of the Company), an Investor or any affiliate of any of the Investors, in any such event after which the Investors and their affiliates (x) collectively own less than 15% of the Common Stock of and (y) collectively have the ability to appoint less than 50% of the directors to the Board (or any resulting company after a merger). For purposes of this definition, the term “Unaffiliated Person” means a person or group who is not an Investor, an affiliate of any of the Investors or an entity in which any Investor holds, directly or indirectly, a majority of the economic interest in such entity.
     Additional information regarding applicable payments under such agreements for the named executive officers is provided under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements” and “Potential Payments Upon Termination or Change in Control.”
     Recoupment of Compensation
     While we do not presently have any formal policies or practices that provide for the recovery or adjustment of amounts previously paid to a named executive officer in the event the operating results on which the payment was based were restated or otherwise adjusted, in such event we would reserve the right to seek all appropriate remedies available under the law.
     Tax and Accounting Implications
     On April 29, 2008, we registered our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended; and the Company became subject to Section 162(m) of the Internal Revenue Code, as amended (the “Code”) for fiscal year 2008 and beyond, so long as the Company’s stock remains registered with the SEC. The Committee considers the impact of Section 162(m) in the design of its compensation strategies. Under Section 162(m), compensation paid to executive officers in excess of $1,000,000 cannot be taken by us as a tax deduction unless the compensation qualifies as performance-based compensation. We have determined, however, that we will not necessarily seek to limit executive compensation to amounts deductible under Section 162(m) if such limitation is not in the best interests of our stockholders. While considering the tax implications of its compensation decisions, the Committee believes its primary focus should be to attract, retain and motivate executives and to align the executives’ interests with those of our stakeholders.

     The Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code. We account for stock based payments with respect to our long term equity incentive award programs in accordance with the requirements of SFAS 123(R).
     Summary Compensation Table
     The following table sets forth information regarding the compensation earned by the Chief Executive Officer, the Chief Financial Officer and our other three most highly compensated executive officers during 2008.

						Changes in
						Pension
					Non-Equity	Value and
			Restricted		Incentive	Nonqualified
			Stock	Option	Plan	Deferred	All Other
		Salary	Awards	Awards	Compensation	Compensation	Compensation
Name and Principal Positions	Year	($)(1)	($)(2)	($)(3)	($)(4)	Earnings ($)(5)	($)(6)	Total ($)
Jack O. Bovender, Jr.	2008	$1,620,228	—	$5,189,950	$1,391,886	$3,926,217	$45,321	$12,173,602
Chairman and	2007	$1,620,228	—	$1,165,087	$3,888,547	—	$197,092	$6,870,954
Chief Executive Officer	2006	$1,535,137	$6,393,996	$6,714,520	$1,944,274	$10,715,751	$1,013,576	$28,317,254
Richard M. Bracken	2008	$1,060,872	—	$1,112,136	$694,370	$1,740,620	$31,781	$4,639,779
President, Chief	2007	$1,060,872	—	$1,019,458	$1,909,570	$590,370	$142,932	$4,723,202
Operating Officer, Director	2006	$952,420	$2,937,283	$2,966,787	$954,785	$4,912,088	$514,772	$13,238,135
R. Milton Johnson	2008	$786,698	—	$794,388	$355,491	$1,871,790	$38,769	$3,847,136
Executive Vice President	2007	$750,379	—	$728,189	$900,455	$509,442	$82,462	$2,970,927
and Chief Financial Officer	2006	$655,016	$1,820,053	$1,787,629	$450,227	$1,848,700	$295,160	$6,856,785
Samuel N. Hazen	2008	$788,672	—	$508,404	$350,807	$810,462	$15,651	$2,473,996
President —	2007	$788,672	—	$466,037	$830,779	$258,787	$84,767	$2,429,042
Western Group	2006	$688,438	$1,812,299	$1,787,629	$473,203	$1,828,748	$329,324	$6,919,641
Beverly B. Wallace	2008	$700,000	—	$444,852	$314,992	$2,080,836	$15,651	$3,556,331
President — Shared Services Group	2007	$700,000	—	$407,781	$840,000	$676,111	$75,013	$2,698,905

(1)	Salary amounts for 2006 do not include the value of restricted stock awards granted pursuant to the HCA Inc. Amended and Restated Management Stock Purchase Plan, which was terminated upon consummation of the Merger, (the “MSPP”) in lieu of a portion of annual salary. Such awards are included in the “Restricted Stock Awards” column. The 2006 base salary for each of Messrs. Bovender, Bracken, Johnson and Hazen, were $1,615,662, $1,057,882, $748,265 and $786,450, respectively.

(2)	Restricted Stock Awards for 2006 include all compensation expense recognized in our financial statements in 2006 in accordance with SFAS 123(R) with respect to restricted shares awarded to the named executive officers, including restricted shares awarded pursuant to the HCA 2005 Equity Incentive Plan (the “2005 Plan”) and predecessor plans, and restricted shares awarded pursuant to the MSPP. As a result of the Merger, all outstanding restricted shares vested and therefore all compensation expense with respect to restricted shares was recognized in 2006 in accordance with SFAS 123(R). See Note 3 to our consolidated financial statements.

(3)	Option Awards for 2007 and 2008 include the compensation expense recognized in our financial statements for fiscal years 2007 and 2008, respectively, in accordance with SFAS 123(R) with respect to New Options to purchase shares of our common stock awarded to the named executive officers in fiscal year 2007 under the 2006 Plan. Pursuant to the terms of his Amended and Restated Employment Agreement with the Company, all remaining compensation expense with respect to the options granted to Mr. Bovender in fiscal year 2007 under the 2006 Plan was recognized in 2008 in accordance with SFAS 123(R). See Note 3 to our consolidated financial statements.

Option Awards for 2006 include all compensation expense recognized in our financial statements for fiscal year 2006 in accordance with SFAS 123(R) with respect to options to purchase shares of our common stock awarded to the named executive officers, including options awarded pursuant to the 2005 Plan and predecessor plans. As a result of the Merger, all options outstanding at the time of the Merger vested and therefore all compensation expense with respect to such options was recognized in 2006 in accordance with SFAS 123(R). See Note 3 to our consolidated financial statements.

(4)	Non-Equity Incentive Plan Compensation for 2008 reflects amounts earned for the year ended

December 31, 2008 under the 2008-2009 PEP, which amounts were paid in the first quarter of 2009 pursuant to the terms of the 2008-2009 PEP. For 2008, the Company did not achieve its target performance level, but exceeded its threshold performance level, as adjusted, with respect to the Company’s EBITDA; therefore, pursuant to the terms of the 2008-2009 PEP, 2008 awards under the 2008-2009 PEP were paid out to the named executive officers at approximately 68.2% of each such officer’s respective target amount, with the exception of Mr. Hazen, whose award was paid out at approximately 67.4% of his target amount, due to the 50% of his PEP based on the Western Group EBITDA, which also exceeded the threshold performance level but did not reach the target performance level.

Non-Equity Incentive Plan Compensation for 2007 reflects amounts earned for the year ended December 31, 2007 under the 2007 PEP, which amounts were paid in the first quarter of 2008 pursuant to the terms of the 2007 PEP. For 2007, the Company exceeded its maximum performance level, as adjusted, with respect to the Company’s EBITDA; therefore, pursuant to the terms of the 2007 PEP, awards under the 2007 PEP were paid out to the named executive officers, at the maximum level of 200% of their respective target amounts, with the exception of Mr. Hazen, whose award was paid out at 175.6% of the target amount, due to the 50% of his PEP based on the Western Group EBITDA, which exceeded the target but did not reach the maximum performance level.

Non-Equity Incentive Plan Compensation for 2006 reflects amounts paid under the 2006 PEP in November 2006, which amounts became due and payable to certain of our executive officers, including the named executive officers, as a result of the change in control of the Company upon consummation of the Merger.

(5)	All amounts for 2008 are attributable to changes in value of the SERP benefits. Assumptions used to calculate these figures are provided under the table titled “Pension Benefits.” The changes in the SERP benefit value during 2008 were impacted mainly by: (i) the passage of time which reflects another year of pay and service plus actual investment return, (ii) the discount rate changing from 6.00% to 6.25%, which resulted in a decrease in the value and (iii) the opportunity for participants to change their benefit election before 2009 for terminations and retirements occurring after 2008. Mr. Bovender elected to change his benefit payment from an annuity to a lump sum. The impact of these events on the SERP benefit values was:

	Bovender	Bracken	Johnson	Hazen	Wallace
Passage of Time	$1,432,831	$2,142,217	$2,100,290	$1,037,631	$2,301,107
Discount Rate Change	$(467,374)	$(401,597)	$(228,500)	$(227,169)	$(220,271)
Change in Election	$2,960,760	—	—	—	—
All amounts for 2007 are attributable to changes in value of the SERP benefits. Assumptions used to calculate these figures are provided under the table titled “Pension Benefits.” The changes in the SERP benefit value during 2007 were impacted mainly by: (i) the passage of time which reflects another year of pay and service, (ii) the discount rate changing from 5.75% to 6.00%, which resulted in a decrease in the value and (iii) the use of the named executive officers’ actual elections compared to 2006 when benefits were valued assuming a 50% probability of electing a lump sum and a 50% probability of electing an annuity. All named executive officers elected a lump sum payment at retirement, with the exception of Mr. Bovender, who elected an annuity. The impact of these events on the SERP benefit values was:

	Bovender	Bracken	Johnson	Hazen	Wallace
Passage of Time	$(966,974)	$399,630	$510,118	$266,066	$549,404
Discount Rate Change	$(542,195)	$(351,603)	$(145,992)	$(186,325)	$(165,945)
Actual Election	$(1,322,788)	$542,343	$145,315	$179,046	$292,652
All amounts for 2006 are attributable to increases in value to the SERP benefits. In addition to the assumptions set forth under the table titled “Pension Benefits,” for the purposes of calculating the 2006 figures, benefits are valued assuming a 50% probability of electing a lump sum and a 50% probability of electing an annuity. Messrs. Bovender’s, Bracken’s Johnson’s and Hazen’s SERP benefit value increased in 2006 by $4,185,617, $1,272,074, $299,972, and $287,717, respectively, as a result of the passage of time. In 2006, their SERP benefit value further increased due to three special, one-time events: (i) the payments made under the 2006 Senior Officer PEP in November 2006 described in footnote (4) to the Summary Compensation Table, which had the effect of increasing the named executive officers’ current final average earnings; (ii) the Merger constituted a change in control under the terms of the SERP, which triggered a decrease in the normal retirement age under the SERP from age 65 (or 62 with 10 years of service) to age 60; and (iii) the Committee approved the amendment of the SERP to include a lump sum payment provision and to revise certain actuarial factors. The impact of these events on the SERP benefit values was:

	Bovender	Bracken	Johnson	Hazen
Timing of PEP payment	$2,593,533	$732,167	$293,215	$263,193
Change to retirement age	$1,250,090	$1,535,685	$576,907	$620,300
Lump sum provision and actuarial factors	$2,686,511	$1,372,162	$678,606	$657,538
(6)	2008 Amounts consist of:
•	Company contributions to our Retirement Plan and matching Company contributions to our 401(k) Plan as set forth below.

	Bovender	Bracken	Johnson	Hazen	Wallace
HCA Retirement Plan	$3,163	$3,163	$3,163	$3,163	$3,163
HCA 401(k) matching contribution	$12,488	$12,488	$12,488	$12,488	$12,488
HCA Restoration Plan	—	—	—	—	—
          Effective January 1, 2008, participants in the SERP are no longer eligible for Restoration Plan contributions.
•	Personal use of corporate aircraft. In 2008, Messrs. Bovender, Bracken and Johnson were allowed personal use of Company aircraft with an estimated incremental cost of $28,913, $15,233 and $4,546, respectively, to the Company. Mr. Hazen and Ms. Wallace did not have any personal travel on Company aircraft in 2008. We calculate the aggregate incremental cost of the personal use of Company aircraft based on a methodology that includes the average aggregate cost, on a per nautical mile basis, of variable expenses incurred in connection with personal plane usage, including trip-related maintenance, landing fees, fuel, crew hotels and meals, on-board catering, trip-related hangar and parking costs and other variable costs. Because our aircraft are used primarily for business travel, our incremental cost methodology does not include fixed costs of owning and operating aircraft that do not change based on usage. We grossed up the income attributed to Messrs. Bovender and Bracken with respect to certain trips on Company aircraft. The additional income attributed to them as a result of gross ups was $588 and $599, respectively. In addition, we will pay the expenses of our executives’ spouses associated with travel to and/or attendance at business related events at which spouse attendance is appropriate. We paid approximately $107, $189 and $13,660 for travel and/or other expenses incurred by Messrs. Bovender’s, Bracken’s and Johnson’s wives, respectively, for such business related events, and additional income of $62, $109 and $4,912 was attributed to Messrs. Bovender, Bracken and Johnson, respectively, as a result of the gross up on such amounts.
          2007 Amounts consist of:
•	Company contributions to our Retirement Plan, matching Company contributions to our 401(k) Plan and Company accruals for our Restoration Plan as set forth below.

	Bovender	Bracken	Johnson	Hazen	Wallace
HCA Retirement Plan	$19,388	$19,388	$19,388	$19,388	$19,388
HCA 401(k) matching contribution	$2,250	$3,375	$3,375	$3,375	$3,375
HCA Restoration Plan	$153,475	$91,946	$57,792	$62,004	$52,250
•	Personal use of corporate aircraft. In 2007, Messrs. Bovender and Bracken were allowed personal use of Company aircraft with an estimated incremental cost of $21,350 and $26,895, respectively, to the Company, calculated as described above. Mr. Hazen and Ms. Wallace did not have any personal travel on Company’s aircraft in 2007. We grossed up the income attributed to Messrs. Bovender and Bracken with respect to certain trips on Company aircraft. The additional income attributed to them as a result of gross ups was $629 and $863, respectively. In addition, we will pay the travel expenses of our executives’ spouses associated with travel to business related events at which spouse attendance is appropriate. We paid approximately $342 for travel by Mr. Bracken’s wife on a commercial airline and related expenses for such an event, and additional income of $123 was attributed to Mr. Bracken as a result of the gross up on such amount.
          2006 Amounts consist of:
•	The cash payment received as a result of the deemed purchase under the MSPP. Salary amounts withheld on behalf of the participants in the MSPP through the closing date of the Merger were deemed to have been used to purchase shares of our common stock under the terms of the MSPP, using the closing date of the Merger as the last date of the applicable offering period, and then converted into the right to receive a cash payment equal to the number of shares deemed purchased under the MSPP multiplied by $51.00. Salary amounts were refunded to the participants, and they also received a cash payment equal to the difference between $51.00 and the deemed purchase price, multiplied by the number of shares the participant was deemed to have purchased. Messrs. Bovender, Bracken, Johnson and Hazen received cash payments of $20,860, $27,326, $24,157 and $25,379, respectively.

•	Company contributions to our Retirement Plan, matching Company contributions to our 401(k) Plan and Company accruals for our Restoration Plan in 2006 as set forth below.

	Bovender	Bracken	Johnson	Hazen
HCA Retirement Plan	$19,019	$19,019	$19,019	$19,019
HCA 401(k) matching contribution	$3,125	$3,300	$3,300	$3,300
HCA Restoration Plan	$856,424	$409,933	$212,109	$247,060
•	Dividends on restricted shares. On March 1, 2006, June 1, 2006 and September 1, 2006, we paid dividends of $0.15 per share, $0.17 per share and $0.17 per share, respectively, for each issued and outstanding share of common stock of HCA, including restricted shares. Messrs. Bovender, Bracken, Johnson and Hazen received aggregate dividends of $82,525, $42,030, $25,267 and $27,754, respectively, in 2006 in respect of restricted shares held by them.

•	Personal use of corporate aircraft. In 2006, each of Messrs. Bovender, Bracken, Johnson and Hazen were allowed personal use of Company aircraft with estimated incremental cost of approximately $30,336, $12,173, $11,308 and $6,812, respectively, to the Company, calculated as described above. We grossed up the income attributed to Messrs. Bovender and Bracken with respect to certain trips on Company aircraft. The additional income attributed to them as a result of gross ups was $1,287 and $522, respectively. In addition, we will pay the travel expenses of our executives’ spouses associated with travel to business related events at which spouse attendance is appropriate. We paid approximately $469 for travel by Mr. Bracken’s wife on a commercial airline for such an event.
     Grants of Plan-Based Awards
     The following table provides information with respect to awards made under our 2008-2009 PEP during the 2008 fiscal year.

								All Other
								Option
		Estimated Possible Payouts			Estimated Possible Payouts			Awards:	Exercise or
		Under Non-Equity Incentive			Under Equity Incentive			Number of	Base Price	Grant Date
		Plan Awards ($)(1)			Plan Awards (#)			Securities	of Option	Fair Value
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Underlying	Awards	of Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	Options	($/sh)	Awards
Jack O. Bovender, Jr.	N/A	$1,020,744	$2,041,487	$4,082,975	—	—	—	—	—	—
Richard M. Bracken	N/A	$509,219	$1,018,437	$2,036,874	—	—	—	—	—	—
R. Milton Johnson	N/A	$260,705	$521,410	$1,042,820	—	—	—	—	—	—
Samuel N. Hazen	N/A	$260,262	$520,524	$1,041,047	—	—	—	—	—	—
Beverly B. Wallace	N/A	$231,000	$462,000	$924,000	—	—	—	—	—	—

(1)	Non-equity incentive awards granted to each of the named executive officers pursuant to our 2008-2009 PEP for the 2008 fiscal year, as described in more detail under “Compensation Discussion and Analysis —

Annual Incentive Compensation: PEP.” The amounts shown in the “Threshold” column reflect the threshold payment, which is 50% of the amount shown in the “Target” column. The amount shown in the “Maximum” column is 200% of the target amount. These amounts are based on the individual’s salary and position as of the date the 2008-2009 Senior Officer PEP was approved by the Compensation Committee. Pursuant to the terms of the 2008-2009 PEP, awards have already been determined and paid out to the named executive officers at approximately 68.2% of each such officer’s respective target amount, with the exception of Mr. Hazen, whose award vested and was paid out at approximately 67.4% of the target amount. Messrs. Bovender, Bracken, Johnson and Hazen and Ms. Wallace received $1,391,886, $694,370, $355,491, $350,807 and $314,992, respectively, under the 2008-2009 Senior Officer PEP for the 2008 fiscal year; such amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
     Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table
     Total Compensation
     In 2008 and 2007, total direct compensation, as described in the Summary Compensation Table, consisted primarily of base salary, annual PEP awards payable in cash, and, in 2007, long term stock option grants designed to be one-time grants to cover at least five years of service. This mix was intended to reflect our philosophy that a significant portion of an executive’s compensation should be equity-linked and/or tied to our operating performance. In addition, we provided an opportunity for executives to participate in two supplemental retirement plans; however, effective January 1, 2008, participants in the SERP are no longer eligible for Restoration Plan contributions, although Restoration Plan accounts will continue to be maintained for such participants (for additional information concerning the Restoration Plan, see “Nonqualified Deferred Compensation”). In 2006, by contrast, total compensation, as described in the Summary Compensation Table, was significantly impacted by the Merger and related one time events.
     Options
     In January 2007, New Options to purchase common stock of the Company were granted under the 2006 Plan to members of management and key employees, including the named executive officers. The New Options were designed to be long term equity incentive awards, constituting a one-time stock option grant in lieu of annual equity grants. The New Options granted in 2007 have a ten year term and are structured so that ⅓ are time vested options (vesting in five equal installments on the first five anniversaries of the grant date), ⅓ are EBITDA-based performance vested options and ⅓ are performance options that vest based on investment return to the Sponsors. The terms of the New Options granted in 2007 are described in greater detail under “Compensation Discussion and Analysis — Long Term Equity Incentive Awards: Options.” Compensation expense associated with the New Option awards was recognized in 2008 and 2007 in accordance with SFAS 123(R) and is included under the “Option Awards” column of the Summary Compensation Table.
     As a result of the Merger, all unvested awards under the 2005 Plan (and all predecessor equity incentive plans) vested in November 2006. Generally, all outstanding options under the 2005 Plan (and any predecessor plans) were cancelled and converted into the right to receive a cash payment equal to the number of shares of common stock underlying the option multiplied by the amount by which the Merger consideration of $51.00 per share exceeded the exercise price for the options (without interest and less any applicable withholding taxes). However, certain members of management, including the named executive officers, were given the opportunity to convert options held by them prior to consummation of the Merger into options to purchase shares of common stock of the surviving corporation (“Rollover Options”). Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $12.75) were adjusted so that they retained the same “spread value” (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options would be $12.75. The term “spread value” means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $51.00 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options. All previously unrecognized compensation expense associated with the Rollover Options was recognized in 2006; therefore, we did not record any compensation expense related to the Rollover Options in 2008 or 2007. New Options and Rollover Options held by the named executive officers are described in the Outstanding Equity Awards at Fiscal Year-End Table.

     Employment Agreements
     In connection with the Merger, on November 16, 2006, Hercules Holding entered into substantially similar employment agreements with each of the named executive officers and certain other executives, which agreements were shortly thereafter assumed by the Company and which agreements govern the terms of each executive’s employment. However, in light of Mr. Bovender’s retirement from the position of Chief Executive Officer, effective December 31, 2008, and continuing service to the Company as Chairman until December 15, 2009, the Company entered into an Amended and Restated Employment Agreement with Mr. Bovender, effective December 31, 2008, the terms of which are described below. The Company also entered into an amendment to Mr. Bracken’s employment agreement, effective January 1, 2009, to reflect his appointment to the position of Chief Executive Officer and President.
     Executive Employment Agreements (Other than the Chairman’s)
     The term of employment under each of these agreements is indefinite, and they are terminable by either party at any time; provided that an executive must give no less than 90 days notice prior to a resignation.
     Each employment agreement sets forth the executive’s annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that the executive will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year, based upon the extent to which annual performance targets established by the Board of Directors are achieved. The employment agreements committed us to provide each executive with annual bonus opportunities in 2008 that were consistent with those applicable to the 2007 fiscal year, unless doing so would be adverse to our interests or the interests of our shareholders, and for later fiscal years, the agreements provide that the Board of Directors will set bonus opportunities in consultation with our Chief Executive Officer. With respect to the 2008 and 2007 fiscal years, each executive was eligible to earn under the 2008-2009 PEP and the 2007-2008 PEP, respectively, (i) a target bonus, if performance targets were met; (ii) a specified percentage of the target bonus, if “threshold” levels of performance were achieved but performance targets were not met; or (iii) a multiple of the target bonus if “maximum” performance goals were achieved, with the annual bonus amount being interpolated, in the sole discretion of the Board of Directors, for performance results that exceeded “threshold” levels but do not meet or exceed “maximum” levels. The annual bonus opportunities for 2008 were set forth in the 2008-2009 PEP, as described in more detail under “Compensation Discussion and Analysis — Annual Incentive Compensation: PEP.” As described above, awards under the 2008 PEP have already been determined and will be paid out to the named executive officers, at approximately 68.2% of each such officer’s respective target amount, with the exception of Mr. Hazen, whose award vested and will be paid out at approximately 67.4% of the target amount. As described above, awards under the 2007 PEP were paid out to the named executive officers, at the maximum level of 200% of their respective target amounts, with the exception of Mr. Hazen, whose award was paid out at 175.6% of his target amount. Each employment agreement also sets forth the number of options that the executive received pursuant to the 2006 Plan as a percentage of the total equity initially made available for grants pursuant to the 2006 Plan. Such option awards, the New Options, were made January 30, 2007 and are described above.
     Pursuant to each employment agreement, if an executive’s employment terminates due to death or disability, the executive would be entitled to receive (i) any base salary and any bonus that is earned and unpaid through the date of termination; (ii) reimbursement of any unreimbursed business expenses properly incurred by the executive; (iii) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (i) through (iii) being “accrued rights”); and (iv) a pro rata portion of any annual bonus that the executive would have been entitled to receive pursuant to the employment agreement based upon our actual results for the year of termination (with such proration based on the percentage of the fiscal year that shall have elapsed through the date of termination of employment, payable to the executive when the annual bonus would have been otherwise payable (the “pro rata bonus”)).
     If an executive’s employment is terminated by us without “cause” (as defined below) or by the executive for “good reason” (as defined below) (each a “qualifying termination”), the executive would be (i) entitled to the accrued rights; (ii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his or her employment agreement and execution of a general release of claims on behalf of the Company, an amount equal to the product of (x) two (three in the case of Richard M. Bracken and R. Milton Johnson) and (y) the sum of (A) the executive’s base salary and (B) annual bonus paid or payable in respect of the fiscal year immediately preceding the fiscal year in which termination occurs, payable over a two-year period; (iii) entitled to the pro rata bonus; and (iv) entitled to continued coverage under our group health plans during the period over which the cash severance described in clause (ii) is paid. The executive’s vested New Options would also remain exercisable until the first anniversary of the termination of the executive’s employment. However, in lieu of receiving the payments and benefits described in (ii), (iii) and (iv) immediately above, the executive may instead elect to have his or her covenants not to compete waived by us. The same severance applies regardless of whether the termination was in connection with a change in control of the Company.
     “Cause” is defined as an executive’s (i) willful and continued failure to perform his material duties to the Company which continues beyond 10 business days after a written demand for substantial performance is delivered; (ii) willful or intentional engagement in material misconduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or the Sponsors; (iii) conviction of, or a plea of nolo contendere to, a crime constituting a felony, or a misdemeanor for which a sentence of more than six months’ imprisonment is imposed; or (iv) willful and material breach of his covenants under the employment agreement which continues beyond the designated cure period or of the agreements relating to the new equity. “Good Reason” is defined as (i) a reduction in the executive’s base salary (other than a general reduction that affects all similarly situated employees in substantially the same proportions which is implemented by the Board in good faith after consultation with the chief executive officer and chief operating officer), a reduction in the executive’s annual incentive compensation opportunity, or the reduction of benefits payable to the executive under the SERP; (ii) a substantial diminution in the executive’s title, duties and responsibilities; or (iii) a transfer of the executive’s primary workplace to a location that is more than 20 miles from his or her current workplace (other than, in the case of (i) and (ii), any isolated, insubstantial and inadvertent failure that is not in bad faith and is cured within 10 business days after the executive’s written notice to the Company).
     In the event of an executive’s termination of employment that is not a qualifying termination or a termination due to death or disability, he or she will only be entitled to the “accrued rights” (as defined above).
     In each of the employment agreements with the named executive officers, we also commit to grant, among the named executive officers and certain other executives, 10% of the options initially authorized for grant under the 2006 Plan at some time before November 17, 2011 (but with a good faith commitment to do so before a “change in control” (as defined in the 2006 Plan and set forth above) or a “public offering” (as defined in the 2006 Plan) and before the time when our Board of Directors reasonably believes that the fair market value of our common stock is likely to exceed the equivalent of $102.00 per share) at an exercise price per share that is the equivalent of $102.00 per share (“2x Time Options”). A percentage of these options will be vested at the time of the grant, such percentage corresponding to the elapsed percentage of the period measured between November 17, 2006 and November 17, 2011. When granted, these options will be allocated among the recipients by our Board of Directors in consultation with our chief executive officer based upon the perceived contributions of each recipient since November 17, 2006. The terms of the 2x Time Options will otherwise be consistent with other time vesting options granted under the 2006 Plan. Additionally, pursuant to the employment agreements, we agree to indemnify each executive against any adverse tax consequences (including, without limitation, under Section 409A and 4999 of the Internal Revenue Code), if any, that result from the adjustment by us of stock options held by the executive in connection with Merger or the future payment of any extraordinary cash dividends.
     Additional information with respect to potential payments to the named executive officers pursuant to their employment agreements and the 2006 Plan is contained in “Potential Payments Upon Termination or Change in Control.”
     Mr. Bovender’s Employment Agreement
     The Company entered into the Amended Employment Agreement with Jack O. Bovender, Jr. on October 27, 2008, which became effective on December 31, 2008. Pursuant to the terms of the Amended Employment Agreement, Mr. Bovender will continue to be employed by HCA Management Services, L.P., an affiliate of the Company, and shall serve as executive Chairman of the Company for a period commencing December 31, 2008 and ending December 15, 2009 (the “Employment Term”).
     The Amended Employment Agreement provides that Mr. Bovender shall receive a base salary (i) at the monthly rate of $135,000 for the first three months of the Employment Term and (ii) at the monthly rate of $86,957 for the next eight and one-half months of the Employment Term (“Mr. Bovender’s Base Salary”). Mr. Bovender is entitled to the full amount of any annual bonus earned, but unpaid, as of the effective date of the Amended Employment Agreement for the year ended December 31, 2008 under the Company’s 2008-2009 PEP. For calendar year 2009, Mr. Bovender is eligible to earn a bonus under the 2008-2009 PEP with a “target bonus” of $500,000. Mr. Bovender has an additional 2009 bonus opportunity of up to $250,000 based upon the achievement of other objectives, to be determined by the compensation committee of the Company (“Mr. Bovender’s Additional Bonus”). The Amended

Employment Agreement generally provides for the provision of or reimbursement of expenses associated with office space, shared clerical support and office equipment until Mr. Bovender reaches age 70.
     The terms of Mr. Bovender’s employment agreement with respect to termination of his employment are described in detail under “Compensation Discussion and Analysis — Severance and Change in Control Agreements — Mr. Bovender’s Severance Benefits.”
     Additional information with respect to potential payments to Mr. Bovender pursuant to his Amended Employment Agreement and the 2006 Plan is contained in “Potential Payments Upon Termination or Change in Control.”
     Outstanding Equity Awards at Fiscal Year-End
     The following table includes certain information with respect to options held by the named executive officers as of December 31, 2008.

			Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying	Option
	Unexercised	Unexercised	Unexercised	Exercise	Option
	Options	Options	Unearned	Price	Expiration
Name	Exercisable(#)(1)(2)	Unexercisable(#)(2)	Options(#)(2)	($)(3)(4)	Date
Jack O. Bovender, Jr.	143,058	—	—	$12.75	1/25/2011
Jack O. Bovender, Jr.	53,882	—	—	$12.75	1/24/2012
Jack O. Bovender, Jr.	69,411	—	—	$12.75	1/29/2013
Jack O. Bovender, Jr.	53,751	—	—	$12.75	1/29/2014
Jack O. Bovender, Jr.	24,549	—	—	$12.75	1/27/2015
Jack O. Bovender, Jr.	15,843	—	—	$12.75	1/26/2016
Jack O. Bovender, Jr.	79,920	106,562	213,122	$51.00	1/30/2017
Richard M. Bracken	8,052	—	—	$12.75	3/22/2011
Richard M. Bracken	26,248	—	—	$12.75	7/26/2011
Richard M. Bracken	29,934	—	—	$12.75	1/24/2012
Richard M. Bracken	40,490	—	—	$12.75	1/29/2013
Richard M. Bracken	30,235	—	—	$12.75	1/29/2014
Richard M. Bracken	10,739	—	—	$12.75	1/27/2015
Richard M. Bracken	7,095	—	—	$12.75	1/26/2016
Richard M. Bracken	69,930	93,242	186,482	$51.00	1/30/2017
R. Milton Johnson	6,039	—	—	$12.75	3/22/2011
R. Milton Johnson	9,579	—	—	$12.75	1/24/2012
R. Milton Johnson	9,254	—	—	$12.75	1/29/2013
R. Milton Johnson	8,062	—	—	$12.75	1/29/2014
R. Milton Johnson	26,013	—	—	$12.75	7/22/2014
R. Milton Johnson	6,441	—	—	$12.75	1/27/2015
R. Milton Johnson	4,301	—	—	$12.75	1/26/2016
R. Milton Johnson	49,950	66,601	133,202	$51.00	1/30/2017
Samuel N. Hazen	6,039	—	—	$12.75	3/22/2011
Samuel N. Hazen	13,124	—	—	$12.75	7/26/2011
Samuel N. Hazen	19,158	—	—	$12.75	1/24/2012
Samuel N. Hazen	23,137	—	—	$12.75	1/29/2013
Samuel N. Hazen	16,797	—	—	$12.75	1/29/2014
Samuel N. Hazen	6,441	—	—	$12.75	1/27/2015
Samuel N. Hazen	4,301	—	—	$12.75	1/26/2016
Samuel N. Hazen	31,968	42,625	85,248	$51.00	1/30/2017
Beverly B. Wallace	6,039	—	—	$12.75	3/22/2011

			Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying	Option
	Unexercised	Unexercised	Unexercised	Exercise	Option
	Options	Options	Unearned	Price	Expiration
Name	Exercisable(#)(1)(2)	Unexercisable(#)(2)	Options(#)(2)	($)(3)(4)	Date
Beverly B. Wallace	9,579	—	—	$12.75	1/24/2012
Beverly B. Wallace	13,882	—	—	$12.75	1/29/2013
Beverly B. Wallace	11,422	—	—	$12.75	1/29/2014
Beverly B. Wallace	4,601	—	—	$12.75	1/27/2015
Beverly B. Wallace	3,559	—	—	$12.75	1/26/2016
Beverly B. Wallace	27,972	37,297	74,592	$51.00	1/30/2017

(1)	Reflects Rollover Options, as further described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Options,” the 20% of the named executive officer’s time vested New Options that vested as of January 30, 2008 and 40% of the named executive officer’s EBITDA-based performance vested New Options, comprised of the 20% that vested as of December 31, 2007 and the 20% that vested as of December 31, 2008 (upon the Committee’s determination that the Company achieved the 2007 and 2008 EBITDA performance targets under the option awards, as adjusted, as described in more detail under “Compensation Discussion and Analysis — Long Term Equity Incentive Awards: Options”).

(2)	Reflects New Options awarded in January 2007 under the 2006 Plan by the Compensation Committee as part of the named executive officer’s long term equity incentive award. The New Options granted in 2007 are structured so that 1/3 are time vested options (vesting in five equal installments on the first five anniversaries of the January 30, 2007 grant date), 1/3 are EBITDA-based performance vested options (vesting in equal increments of 20% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if certain annual EBITDA performance targets are achieved, subject to “catch up” vesting, such that, options that were eligible to vest but failed to vest due to our failure to achieve prior EBITDA targets will vest if at the end of any subsequent year or at the end of fiscal year 2012, the cumulative total EBITDA earned in all prior years exceeds the cumulative EBITDA target at the end of such fiscal year) and 1/3 are performance options that vest based on investment return to the Sponsors (vesting with respect to 10% of the common stock subject to such options at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return is at least $102.00 and with respect to an additional 10% at the end of fiscal years 2007, 2008, 2009, 2010 and 2011 if the Investor Return is at least $127.50, subject to “catch up” vesting if the relevant Investor Return is achieved at any time occurring prior to January 30, 2017, so long as the named executive officer remains employed by the Company). The time vested options are reflected in the “Number of Securities Underlying Unexercised Options Unexercisable” column (with the exception of the 20% of the time vested options that vested as of January 30, 2008, which are reflected in the “Number of Securities Underlying Unexercised Options Exercisable” column), and the EBITDA-based performance vested options and investment return performance vested options are both reflected in the “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options” column (with the exception of the 40% of the EBITDA-based performance vested options that vested as of December 31, 2007 and December 31, 2008, which are reflected in the “Number of Securities Underlying Unexercised Options Exercisable” column). The terms of these option awards are described in more detail under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Options.”

(3)	Immediately after the consummation of the Merger, all Rollover Options (other than those with an exercise price below $12.75) were adjusted such that they retained the same “spread value” (as defined below) as immediately prior to the Merger, but the new per share exercise price for all Rollover Options would be $12.75. The term “spread value” means the difference between (x) the aggregate fair market value of the common stock (determined using the Merger consideration of $51.00 per share) subject to the outstanding options held by the participant immediately prior to the Merger that became Rollover Options, and (y) the aggregate exercise price of those options.

(4)	The exercise price for the New Options granted under the 2006 Plan to the named executive officers on January 30, 2007 was equal to the fair value of our common stock on the date of the grant, as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors, pursuant to the terms of the 2006 Plan.
     Option Exercises and Stock Vested
     The following table includes certain information with respect to options exercised by the named executive officers during the fiscal year ended December 31, 2008.

	Option Awards
	Number of Shares
	Acquired on	Value Realized on
Name	Exercise(1)	Exercise ($)(2)
R. Milton Johnson	87,180	$3,758,330
Samuel N. Hazen	28,123	$1,212,383

(1)	Messrs. Johnson and Hazen elected a cashless exercise of 87,180 and 28,123 stock options, respectively, resulting in net shares realized of 42,773 and 13,972, respectively.

(2)	Represents the difference between the exercise price of the options and the fair market value of the common stock on the date of exercise, as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors.
     Pension Benefits
     Our SERP is intended to qualify as a “top-hat” plan designed to benefit a select group of management or highly compensated employees. There are no other defined benefit plans that provide for payments or benefits to any of the named executive officers. Information about benefits provided by the SERP is as follows:

		Number of Years	Present Value of	Payments During
Name	Plan Name	Credited Service	Accumulated Benefit	Last Fiscal Year
Jack O. Bovender, Jr	SERP	29	$22,172,777	$0
Richard M. Bracken	SERP	27	$10,207,328	$0
R. Milton Johnson	SERP	26	$4,321,235	$0
Samuel N. Hazen	SERP	26	$3,605,578	$0
Beverly B. Wallace	SERP	25	$6,649,507	$0
     Mr. Bovender is eligible for normal retirement. Mr. Bracken and Ms. Wallace are eligible for early retirement. The remaining named executive officers have not satisfied the eligibility requirements for normal or early retirement. All of the named executive officers are 100% vested in their accrued SERP benefit.

     Plan Provisions
     In the event the employee’s “accrued benefits under the Company’s Plans” (computed using “actuarial factors”) are insufficient to provide the “life annuity amount,” the SERP will provide a benefit equal to the amount of the shortfall. Benefits can be paid in the form of an annuity or a lump sum. The lump sum is calculated by converting the annuity benefit using the “actuarial factors.” All benefits with a present value not exceeding one million dollars are paid as a lump sum regardless of the election made.
     Normal retirement eligibility requires attainment of age 60 for employees who were participants at the time of the change in control which occurred as a result of the Merger, including all of the named executive officers. Early retirement eligibility requires age 55 with 20 or more years of service. The service requirement for early retirement is waived for employees participating in the SERP at the time of its inception in 2001, including all of the named executive officers. The “life annuity amount” payable to a participant who takes early retirement is reduced by three percent for each full year or portion thereof that the participant retires prior to normal retirement age.
     The “life annuity amount” is the annual benefit payable as a life annuity to a participant upon normal retirement. It is equal to the participant’s “accrual rate” multiplied by the product of the participant’s “years of service” times the participant’s “pay average.” The SERP benefit for each year equals the life annuity amount less the annual life annuity amount produced by the employee’s “accrued benefit under the Company’s Plans.”
     The “accrual rate” is a percentage assigned to each participant, and is either 2.2% or 2.4%. All of the named executive officers are assigned a percentage of 2.4%.
     A participant is credited with a “year of service” for each calendar year that the participant performs 1,000 hours of service for HCA or one of our subsidiaries, or for each year the participant is otherwise credited by us, subject to a maximum credit of 25 years of service.
     A participant’s “pay average” is an amount equal to one-fifth of the sum of the compensation during the period of 60 consecutive months for which total compensation is greatest within the 120 consecutive month period immediately preceding the participant’s retirement. For purposes of this calculation, the participant’s compensation includes base compensation, payments under the PEP, and bonuses paid prior to the establishment of the PEP.
     The “accrued benefits under the Company’s Plans” for an employee equals the sum of the employer-funded benefits accrued under the HCA Retirement Plan, the HCA 401(k) Plan and any other tax-qualified plan maintained by us or one of our subsidiaries, the income/loss adjusted amount distributed to the participant under any of these plans, the account credit and the income/loss adjusted amount distributed to the participant under the Restoration Plan and any other nonqualified retirement plans sponsored by us or one of our subsidiaries.
     The “actuarial factors” include (a) interest at the long term Applicable Federal Rate under Section 1274(d) of the Code or any successor thereto as of the first day of November preceding the plan year in or for which a benefit amount is calculated, and (b) mortality based on the prevailing commissioner’s standard table (as described in Code section 807(d)(5)(A)) used in determining reserves for group annuity contracts.
     Credited service does not include any amount other than service with us or one of our subsidiaries.
     Assumptions
     The Present Value of Accumulated Benefit is based on a measurement date of December 31, 2008.
     The assumption is made that there is no probability of pre-retirement death or termination. Retirement age is assumed to be the Normal Retirement Age as defined in the SERP for all named executive officers, as adjusted by the provisions relating to change in control, or age 60. Age 60 also represents the earliest date the named executive officers are eligible to receive an unreduced benefit.
     All other assumptions used in the calculations are the same as those used for the valuation of the plan liabilities in this annual report.

     Supplemental Information
     In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits his rights to any further payment, and must repay any benefits already paid. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.
     Nonqualified Deferred Compensation
     Amounts shown in the table are attributable to the HCA Restoration Plan, an unfunded, nonqualified defined contribution plan designed to restore benefits under the HCA Retirement Plan based on compensation in excess of the Code Section 401(a)(17) compensation limit ($230,000 in 2008).

	Executive	Registrant	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance
	in Last	in Last	in Last	Withdrawals/	at Last
Name	Fiscal Year	Fiscal Year	Fiscal Year	Distributions	Fiscal Year
Jack O. Bovender, Jr	$0	$0	$(849,699)	$0	$2,193,745
Richard M. Bracken	$0	$0	$(445,541)	$0	$1,151,250
R. Milton Johnson	$0	$0	$(182,049)	$0	$472,090
Samuel N. Hazen	$0	$0	$(243,513)	$0	$630,201
Beverly B. Wallace	$0	$0	$(149,832)	$0	$388,934
     The following amounts from the column titled “Aggregate Balance at Last Fiscal Year” have been reported in the Summary Compensation Tables in prior years:

	Restoration Contribution
Name	2002	2003	2004	2005	2006	2007
Jack O. Bovender, Jr	$268,523	$289,899	$363,481	$295,062	$856,424	$153,475
Richard M. Bracken	$146,549	$162,344	$192,858	$172,571	$409,933	$91,946
R. Milton Johnson	—	—	—	$71,441	$212,109	$57,792
Samuel N. Hazen	—	$79,510	$101,488	$97,331	$247,060	$62,004
Beverly B. Wallace	—	—	—	—	—	$52,250
     Plan Provisions
     Until 2008, hypothetical accounts for each participant were credited each year with a contribution designed to restore the HCA Retirement Plan based on compensation in excess of the Code Section 401(a)(17) compensation limit ($230,000 in 2008), based on years of service. Effective January 1, 2008, participants in the SERP are no longer eligible for Restoration Plan contributions. However, the hypothetical accounts as of January 1, 2008 will continue to be maintained and will be increased or decreased with investment earnings based on the actual investment return.
     No employee deferrals are allowed under this or any other nonqualified deferred compensation plan.
     Eligible employees make a one time election prior to participation (or prior to December 31, 2006, if earlier) regarding the form of distribution of the benefit. Participants choose between a lump sum and five or ten installments. Distributions are paid (or begin) during the July following the year of termination of employment or retirement. All balances not exceeding $500,000 are automatically paid as a lump sum. If no election is made, the benefit is paid in a lump sum.
     Supplemental Information
     In the event a participant renders service to another health care organization within five years following retirement or termination of employment, he or she forfeits the rights to any further payment, and must repay any payments already made. This non-competition provision is subject to waiver by the Committee with respect to the named executive officers.

     Potential Payments Upon Termination or Change in Control
     The following tables show the estimated amount of potential cash severance payable to each of the named executive officers, as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 31, 2008, assuming the executive’s employment terminates or the Company undergoes a Change in Control (as defined in the 2006 Plan and set forth above under “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — Options”) effective December 31, 2008. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s termination of employment.
     Jack O. Bovender, Jr.

				Involuntary		Voluntary
				Termination		Termination
	Voluntary	Early	Normal	Without	Termination	for Good			Change in
	Termination	Retirement	Retirement	Cause	for Cause	Reason	Disability	Death	Control
Cash Severance(1)	—	—	—	$1,144,134	—	$1,144,134	—	—	—
Non-Equity Incentive Bonus(2)	$1,391,886	$1,391,886	$1,391,886	$1,391,886	$1,391,886	$1,391,886	$1,391,886	$1,391,886	$1,391,886
Unvested Stock Options(3)	$1,424,184	$1,424,184	$1,424,184	$1,424,184	—	$1,424,184	$1,424,184	$1,424,184	$1,553,664
SERP(4)	$22,431,999	$22,431,999	$22,431,999	$22,431,999	$22,431,999	$22,431,999	$22,431,999	$18,736,776	—
Retirement Plans(5)	$2,398,833	$2,398,833	$2,398,833	$2,398,833	$2,398,833	$2,398,833	$2,398,833	$2,398,833	—
Health and Welfare Benefits(6)	—	—	—	$15,505	—	—	—	—	—
Disability Income(7)	—	—	—	—	—	—	$1,275,926	—	—
Life Insurance Benefits(8)	—	—	—	—	—	—	—	$2,021,000	—
Accrued Vacation Pay	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339	$224,339	—

Total	$27,871,241	$27,871,241	$27,871,241	$29,030,880	$26,447,057	$29,015,375	$29,147,167	$26,197,018	$2,945,550

(1)	Represents the amounts Mr. Bovender would be entitled to receive pursuant to Mr. Bovender’s Amended Employment Agreement in effect on December 31, 2008. Under his prior employment agreement, Mr. Bovender would have been entitled to receive $16,526,325 in cash severance if his employment had been involuntarily terminated without cause or voluntarily terminated for good reason on December 31, 2008 prior to his resignation from the position of Chief Executive Officer. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Represents the amount Mr. Bovender would be entitled to receive for the 2008 fiscal year pursuant to the 2008-2009 PEP and his Amended Employment Agreement, which amount is also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Under his prior employment agreement, Mr. Bovender would have been entitled to receive $0 in non-equity incentive plan compensation if his employment had been terminated for cause on December 31, 2008 prior to his resignation from the position of Chief Executive Officer. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — 2008-2009 PEP and — Employment Agreements.”

(3)	The amounts set forth in the “Voluntary Termination,” “Early Retirement,” “Normal Retirement,” “Involuntary Termination Without Cause,” “Voluntary Termination for Good Reason,” “Disability” and “Death” columns represent the intrinsic value of all unvested stock options, which, pursuant to Mr. Bovender’s Amended Employment Agreement, will continue to vest after the termination of his employment (other than a termination for cause), calculated as the difference between the exercise price of Mr. Bovender’s unvested New Options subject to such continued vesting provision and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the 2009, 2010 and 2011 EBITDA performance targets under the option awards are achieved by the Company and that the Company achieves an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of each of the 2009, 2010 and 2011 fiscal years, respectively. See “Compensation Discussion and Analysis — Severance and Change in Control Agreements.”

The amount set forth in the “Change in Control” column represents the intrinsic value of all unvested stock options, which will become vested upon the Change in Control, calculated as the difference between the exercise price of Mr. Bovender’s unvested New Options and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of the 2008 fiscal year.

(4)	Reflects the actual lump sum value of the SERP based on the 2008 interest rate of 4.89%.

(5)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Bovender would be entitled. The value includes $169,452 from the HCA Retirement Plan, $35,636 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $2,193,745 from the HCA Restoration Plan.

(6)	Reflects the present value of the medical premiums for Mr. Bovender and his spouse from termination to age 65 as required pursuant to Mr. Bovender’s Amended Employment Agreement. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(7)	Reflects the estimated lump sum present value of all future payments which Mr. Bovender would be entitled to receive under our disability program, including five months of salary continuation, monthly long term disability benefits of $10,000 per month payable after the five-month elimination period for 42 months, and monthly benefits of $10,000 per month from our Supplemental Insurance Program payable after the six-month elimination period for 36 months.

(8)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Bovender. Mr. Bovender’s payment upon death while actively employed includes $1,621,000 of Company-paid life insurance and $400,000 from the Executive Death Benefit Plan.
     Richard M. Bracken

				Involuntary		Voluntary
				Termination		Termination
	Voluntary	Early	Normal	Without	Termination	for Good			Change in
	Termination	Retirement	Retirement	Cause	for Cause	Reason	Disability	Death	Control
Cash Severance(1)	—	—	—	$8,911,326	—	$8,911,326	—	—	—
Non-Equity Incentive Bonus(2)	$694,370	$694,370	$694,370	$694,370	—	$694,370	$694,370	$694,370	$694,370
Unvested Stock Options(3)	—	—	—	—	—	—	—	—	$1,359,459
SERP(4)	$12,950,117	$12,950,117	—	$12,950,117	$12,950,117	$12,950,117	$12,950,117	$11,608,638	—
Retirement Plans(5)	$2,016,285	$2,016,285	$2,016,285	$2,016,285	$2,016,285	$2,016,285	$2,016,285	$2,016,285	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—	—
Disability Income(6)	—	—	—	—	—	—	$1,710,666	—	—
Life Insurance Benefits(7)	—	—	—	—	—	—	—	$1,136,000	—
Accrued Vacation Pay	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890	$146,890	—

Total	$15,807,662	$15,807,662	$2,857,545	$24,718,988	$15,113,292	$24,718,988	$17,518,328	$15,602,183	$2,053,829

(1)	Represents amounts Mr. Bracken would be entitled to receive pursuant to his employment agreement. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Represents the amount Mr. Bracken would be entitled to receive for the 2008 fiscal year pursuant to the 2008-2009 PEP and his employment agreement, which amount is also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — 2008-2009 PEP and — Employment Agreements.”

(3)	Represents the intrinsic value of all unvested stock options, which will become vested upon the Change in Control, calculated as the difference between the exercise price of Mr. Bracken’s unvested New Options and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of the 2008 fiscal year.

(4)	Reflects the actual lump sum value of the SERP based on the 2008 interest rate of 4.89%.

(5)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Bracken would be entitled. The value includes $607,368 from the HCA Retirement Plan, $257,667 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $1,151,250 from the HCA Restoration Plan.

(6)	Reflects the estimated lump sum present value of all future payments which Mr. Bracken would be entitled to receive under our disability program, including five months of salary continuation, monthly long term disability benefits of $10,000 per month payable after the five-month elimination period until age 65, and monthly benefits of $10,000 per month from our Supplemental Insurance Program payable after the six-month elimination period to age 65.

(7)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Bracken. Mr. Bracken’s payment upon death while actively employed includes $1,061,000 of Company-paid life insurance and $75,000 from the Executive Death Benefit Plan.
     R. Milton Johnson

				Involuntary		Voluntary
				Termination		Termination
	Voluntary	Early	Normal	Without	Termination	for Good			Change in
	Termination	Retirement	Retirement	Cause	for Cause	Reason	Disability	Death	Control
Cash Severance(1)	—	—	—	$5,071,410	—	$5,071,410	—	—	—
Non-Equity Incentive Bonus(2)	$355,491	$355,491	$355,491	$355,491	—	$355,491	$355,491	$355,491	$355,491
Unvested Stock Options(3)	—	—	—	—	—	—	—	—	$971,043
SERP(4)	$6,030,535	—	—	$6,030,535	$6,030,535	$6,030,535	$6,030,535	$5,725,084	—
Retirement Plans(5)	$1,182,513	$1,182,513	$1,182,513	$1,182,513	$1,182,513	$1,182,513	$1,182,513	$1,182,513	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—	—
Disability Income(6)	—	—	—	—	—	—	$1,980,591	—	—
Life Insurance Benefits(7)	—	—	—	—	—	—	—	$790,000	—
Accrued Vacation Pay	$109,387	$109,387	$109,387	$109,387	$109,387	$109,387	$109,387	$109,387	—

Total	$7,677,926	$1,647,391	$1,647,391	$12,749,336	$7,322,435	$12,749,336	$9,658,517	$8,162,475	$1,326,534

(1)	Represents amounts Mr. Johnson would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Represents the amount Mr. Johnson would be entitled to receive for the 2008 fiscal year pursuant to the 2008-2009 PEP and his employment agreement, which amount is also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — 2008-2009 PEP and — Employment Agreements.”

(3)	Represents the intrinsic value of all unvested stock options, which will become vested upon the Change in Control, calculated as the difference between the exercise price of Mr. Johnson’s unvested New Options and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of the 2008 fiscal year.

(4)	Reflects the actual lump sum value of the SERP based on the 2008 interest rate of 4.89%.

(5)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Johnson would be entitled. The value includes $209,470 from the HCA Retirement Plan, $500,953 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $472,090 from the HCA Restoration Plan.

(6)	Reflects the estimated lump sum present value of all future payments which Mr. Johnson would be entitled to receive under our disability program, including five months of salary continuation, monthly long term disability benefits of $10,000 per month payable after the five-month elimination period until age 65, and monthly benefits of $10,000 per month from our Supplemental Insurance Program payable after the six-month elimination period to age 65.

(7)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Johnson. Mr. Johnson’s payment upon death while actively employed with the Company includes $790,000 of Company-paid life insurance.
     Samuel N. Hazen

				Involuntary		Voluntary
				Termination		Termination
	Voluntary	Early	Normal	Without	Termination	for Good			Change in
	Termination	Retirement	Retirement	Cause	for Cause	Reason	Disability	Death	Control
Cash Severance(1)	—	—	—	$3,238,902	—	$3,238,902	—	—	—
Non-Equity Incentive Bonus(2)	$350,807	$350,807	$350,807	$350,807	—	$350,807	$350,807	$350,807	$350,807
Unvested Stock Options(3)	—	—	—	—	—	—	—	—	$621,463
SERP(4)	$5,166,117	—	—	$5,166,117	$5,166,117	$5,166,117	$5,166,117	$5,102,711	—
Retirement Plans(5)	$1,044,566	$1,044,566	$1,044,566	$1,044,566	$1,044,566	$1,044,566	$1,044,566	$1,044,566	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—	—
Disability Income(6)	—	—	—	—	—	—	$2,227,535	—	—
Life Insurance Benefits(7)	—	—	—	—	—	—	—	$789,000	—
Accrued Vacation Pay	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201	$109,201	—

Total	$6,670,691	$1,504,574	$1,504,574	$9,909,593	$6,319,884	$9,909,593	$8,898,226	$7,396,285	$972,270

(1)	Represents amounts Mr. Hazen would be entitled to receive pursuant to his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Represents the amount Mr. Hazen would be entitled to receive for the 2008 fiscal year pursuant to the 2008-2009 PEP and his employment agreement, which amount is also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — 2008-2009 PEP and — Employment Agreements.”

(3)	Represents the intrinsic value of all unvested stock options, which will become vested upon the Change in Control, calculated as the difference between the exercise price of Mr. Hazen’s unvested New Options and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of the 2008 fiscal year.

(4)	Reflects the actual lump sum value of the SERP based on the 2008 interest rate of 4.89%.

(5)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Mr. Hazen would be entitled. The value includes $230,172 from the HCA Retirement Plan, $184,193 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $630,201 from the HCA Restoration Plan.

(6)	Reflects the estimated lump sum present value of all future payments which Mr. Hazen would be entitled to receive under our disability program, including five months of salary continuation, monthly long term disability benefits of $10,000 per month payable after the five-month elimination period until age 65, and monthly benefits of $10,000 per month from our Supplemental Insurance Program payable after the six-month elimination period to age 65.

(7)	No post-retirement or post-termination life insurance or death benefits are provided to Mr. Hazen. Mr. Hazen’s payment upon death while actively employed with the Company includes $789,000 of Company-paid life insurance.
     Beverly B. Wallace

				Involuntary		Voluntary
				Termination		Termination
	Voluntary	Early	Normal	Without	Termination	for Good			Change in
	Termination	Retirement	Retirement	Cause	for Cause	Reason	Disability	Death	Control
Cash Severance(1)	—	—	—	$3,080,000	—	$3,080,000	—	—	—
Non-Equity Incentive Bonus(2)	$314,992	$314,992	$314,992	$314,992	—	$314,992	$314,992	$314,992	$314,992
Unvested Stock Options(3)	—	—	—	—	—	—	—	—	$543,781
SERP(4)	$7,579,094	$7,579,094	—	$7,579,094	$7,579,094	$7,579,094	$7,579,094	$6,890,049	—
Retirement Plans(5)	$751,634	$751,634	$751,634	$751,634	$751,634	$751,634	$751,634	$751,634	—
Health and Welfare Benefits	—	—	—	—	—	—	—	—	—
Disability Income(6)	—	—	—	—	—	—	$1,378,922	—	—
Life Insurance Benefits(7)	—	—	—	—	—	—	—	$700,000	—
Accrued Vacation Pay	$96,923	$96,923	$96,923	$96,923	$96,923	$96,923	$96,923	$96,923	—

Total	$8,742,643	$8,742,643	$1,163,549	$11,822,643	$8,427,651	$11,822,643	$10,121,565	$8,753,598	$858,773

(1)	Represents amounts Ms. Wallace would be entitled to receive pursuant to her employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements.”

(2)	Represents the amount Ms. Wallace would be entitled to receive for the 2008 fiscal year pursuant to the 2008-2009 PEP and her employment agreement, which amount is also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. See “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table — 2008-2009 PEP and — Employment Agreements.”

(3)	Represents the intrinsic value of all unvested stock options, which will become vested upon the Change in Control, calculated as the difference between the exercise price of Ms. Wallace’s unvested New Options and the fair value price of our common stock on December 31, 2008 as determined by our Board of Directors in consultation with our Chief Executive Officer and other advisors for internal purposes ($55.86 per share). For the purposes of this calculation, it is assumed that the Company achieved an Investor Return of at least 2.5 times the Base Price of $51.00 at the end of the 2008 fiscal year.

(4)	Reflects the actual lump sum value of the SERP based on the 2008 interest rate of 4.89%.

(5)	Reflects the estimated lump sum present value of qualified and nonqualified retirement plans to which Ms. Wallace would be entitled. The value includes $212,350 from the HCA Retirement Plan, $150,350 from the HCA 401(k) Plan (which represents the value of the Company’s matching contributions), and $388,934 from the HCA Restoration Plan.

(6)	Reflects the estimated lump sum present value of all future payments which Ms. Wallace would be entitled to receive under our disability program, including five months of salary continuation, monthly long term disability benefits of $10,000 per month payable after the five-month elimination period until age 65, and monthly benefits of $10,000 per month from our Supplemental Insurance Program payable after the six-month elimination period to age 65.

(7)	No post-retirement or post-termination life insurance or death benefits are provided to Ms. Wallace. Ms. Wallace’s payment upon death while actively employed includes $700,000 of Company-paid life insurance.

     Director Compensation
     During the year ended December 31, 2008, none of our directors received compensation for their service as a member of our Board. Our directors are reimbursed for any expenses incurred in connection with their service.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
     During 2008, the Compensation Committee of the Board of Directors was composed of Michael W. Michelson, George A. Bitar, John P. Connaughton and Thomas F. Frist, Jr., M.D. Dr. Frist served as an executive officer and Chairman of our Board of Directors from January 2001 to January 2002. From July 1997 to January 2001, Dr. Frist served as our Chairman and Chief Executive Officer. Dr. Frist served as Vice Chairman of the Board of Directors from April 1995 to July 1997 and as Chairman from February 1994 to April 1995. He was Chairman, Chief Executive Officer and President of HCA-Hospital Corporation of America from 1988 to February 1994. Dr. Frist, who retired from our Board of Directors effective January 1, 2009, is the father of Thomas F. Frist, III and William R. Frist, who currently serve as directors. (Thomas F. Frist, III has been a director since November 2006, and William R. Frist has been a director since January 2009.) None of the other members of the Compensation Committee have at any time been an officer or employee of HCA or any of its subsidiaries. Each member of the Compensation Committee is also a manager of Hercules Holding, and the Amended and Restated Limited Liability Company Agreement of Hercules Holding requires that the members of Hercules Holding take all necessary action to ensure that the persons who serve as managers of Hercules Holding also serve on our Board of Directors. Messrs. Michelson, Forbes, Connaughton and Bitar (Mr. Bitar retired from our Board of Directors effective April 22, 2009) are affiliated with KKR, MLGPE (an affiliate of Bank of America Corporation), Bain and MLGPE respectively, each of which is a party to the sponsor management agreement with us. Dr. Frist and certain other members of the Frist family, are also party to the sponsor management agreement with us. The Amended and Restated Limited Liability Company Agreement of Hercules Holding, the sponsor management agreement and certain transactions with affiliates of MLGPE and KKR are described in greater detail in “Certain Relationships and Related Transactions” below.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     In accordance with its charter, our Audit and Compliance Committee reviews and approves all material related party transactions. Prior to its approval of any material related party transaction, the Audit and Compliance Committee will discuss the proposed transaction with management and our independent auditor. In addition, our Code of Conduct requires that all of our employees, including our executive officers, remain free of conflicts of interest in the performance of their responsibilities to the Company. An executive officer who wishes to enter into a transaction in which their interests might conflict with ours must first receive the approval of the Audit and Compliance Committee. The Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC generally requires that an Investor must obtain the prior written consent of each other Investor before it or any of its affiliates (including our directors) enter into any transaction with us.
     Stockholder Agreements
     On January 30, 2007, our Board of Directors awarded to members of management and certain key employees New Options to purchase shares of our common stock (New Options together with the Rollover Options, “Options”) pursuant to the 2006 Plan. Our Compensation Committee approved additional option awards periodically throughout the years ended December 31, 2008 and 2007 to members of management and certain key employees in cases of promotions, significant contributions to the Company and new hires. In connection with their option awards, the participants under the 2006 Plan were required to enter into a Management Stockholder’s Agreement, a Sale Participation Agreement, and an Option Agreement with respect to the New Options. Below are brief summaries of the principal terms of the Management Stockholder’s Agreement and the Sale Participation Agreement each of which are qualified in their entirety by reference to the agreements themselves, forms of which were filed as Exhibits 10.12 and 10.13, respectively, to our annual report on Form 10-K for the fiscal year ended December 31, 2006. The terms of the Option Agreement with respect to New Options and the 2006 Plan are described in more detail in “Compensation Discussion and Analysis — Long Term Equity Incentive Awards.”
     Management Stockholder’s Agreement. The Management Stockholder’s Agreement imposes significant restrictions on transfers of shares of our common stock. Generally, shares will be nontransferable by any means at any time prior to the earlier of a “Change in Control” (as defined in the Management Stockholder’s Agreement) or the fifth anniversary of the closing date of the Merger, except (i) sales pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) filed by the Company in accordance with the Management Stockholder’s Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain “Permitted Transferees” (as defined in the Management Stockholder’s Agreement), or (iv) as otherwise permitted by our Board of Directors or pursuant to a waiver of the restrictions on transfers given by unanimous agreement of the Sponsors. On and after such fifth anniversary through the earlier of a Change in Control or the eighth anniversary of the closing date of the Merger, a management stockholder will be able to transfer shares of our common stock, but only to the extent that, on a cumulative basis, the management stockholders in the aggregate do not transfer a greater percentage of their equity than the percentage of equity sold or otherwise disposed of by the Sponsors.
     In the event that a management stockholder wishes to sell their stock at any time following the fifth anniversary of the closing date of the Merger but prior to an initial public offering of our common stock, the Management Stockholder’s Agreement provides the Company with a right of first offer on those shares upon the same terms and conditions pursuant to which the management stockholder would sell them to a third party. In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder’s Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the date of the registration statement. The Management Stockholder’s Agreement also provides for the management stockholder’s ability to cause us to repurchase their outstanding stock and options in the event of the management stockholder’s death or disability, and for our ability to cause the management stockholder to sell their stock or options back to the Company upon certain termination events.
     The Management Stockholder’s Agreement provides that, in the event we propose to sell shares to the Sponsors, certain members of senior management, including the executive officers (the “Senior Management Stockholders”) have a preemptive right to purchase shares in the offering. The maximum shares a Senior Management Stockholder may purchase is a proportionate number of the shares offered to the percentage of shares owned by the Senior Management Stockholder prior to the offering. Additionally, following the initial public offering of our common stock, the Senior Management Stockholders will have limited “piggyback” registration rights with respect to their shares of common stock. The maximum number of shares of Common Stock which a Senior Management Stockholder may register is generally proportionate with the percentage of common stock being sold by the Sponsors (relative to their holdings thereof).
     Sale Participation Agreement. The Sale Participation Agreement grants the Senior Management Stockholders the right to participate in any private direct or indirect sale of shares of common stock by the Sponsors (such right being referred to herein as the “Tag-Along Right”), and requires all management stockholders to participate in any such private sale if so elected by the Sponsors in the event that the Sponsors are proposing to sell at least 50% of the outstanding common stock held by the Sponsors, whether directly or through their interests in Hercules Holding (such right being referred to herein as the “Drag-Along Right”). The number of shares of common stock which would be required to be sold by a management stockholder pursuant to the exercise of the Drag-Along Right will be the sum of the number of shares of common stock then owned by the management stockholder and his affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised Options (to the extent such Options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by the Sponsors in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by the Sponsors entitled to participate in the proposed sale. Management stockholders will bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement.
     Amended and Restated Limited Liability Company Agreement of Hercules Holding II, LLC
     The Investors and certain other investment funds who agreed to co-invest with them through a vehicle jointly controlled by the Investors to provide equity financing for the Recapitalization entered into a limited liability company operating agreement in respect of Hercules Holding (the “LLC Agreement”). The LLC Agreement contains agreements among the parties with respect to the election of our directors, restrictions on the issuance or transfer of interests in us, including a right of first offer, tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

     Pursuant to the LLC Agreement, Hercules Holding and its members are required to take necessary action to ensure that each manager on the board of Hercules Holding also serves on our Board of Directors. Each of the Sponsors has the right to appoint three managers to Hercules Holding’s board, the Frist family has the right to appoint two managers to the board, and the remaining two managers on the board are to come from our management team (currently Messrs. Bovender and Bracken). The rights of the Sponsors and the Frist family to designate managers are subject to their ownership percentages in Hercules Holding remaining above a specified percentage of the outstanding ownership interests in Hercules Holding.
     The LLC Agreement also requires that, in addition to a majority of the total number of managers being present to constitute a quorum for the transaction of business at any board or committee meeting, at least one manager designated by each of the Investors must be present, unless waived by that Investor. The LLC Agreement further provides that, for so long as at least two Sponsors are entitled to designate managers to Hercules Holding’s board, at least one manager from each of two Sponsors must consent to any board or committee action in order for it to be valid. The LLC Agreement requires that our organizational and governing documents contain provisions similar to those described in this paragraph.
     Registration Rights Agreement
     Hercules Holding and the Investors entered into a registration rights agreement with us upon completion of the Recapitalization. Pursuant to this agreement, the Investors can cause us to register shares of our common stock held by Hercules Holding under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. The Investors are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake.
     Sponsor Management Agreement
     In connection with the Merger, we entered into a management agreement with affiliates of each of the Sponsors and certain members of the Frist family, including Thomas F. Frist, Jr., M.D., Thomas F. Frist, III and William R. Frist, pursuant to which such entities or their affiliates will provide management services to us. Pursuant to the agreement, in 2008, we paid management fees of $15 million and reimbursed out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The agreement provides that the aggregate annual management fee, initially set at $15 million, increases annually beginning in 2008 at a rate equal to the percentage increase of Adjusted EBITDA (as defined in the Management Agreement) in the applicable year compared to the preceding year. The agreement also provides that we will pay a 1% fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the management agreement, in the event of an initial public offering or under certain other circumstances. No fees were paid under either of these provisions in 2008. The agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates and the Frists.
     Other Relationships
     In 2008, we paid approximately $25.5 million to HCP, Inc. (NYSE: HCP), representing the aggregate annual lease payments for certain medical office buildings leased by the Company. Charles A. Elcan was an executive officer of HCP, Inc. until April 30, 2008 and is the son-in-law of Dr. Thomas F. Frist, Jr. (who was a member of our Board of Directors in 2008) and brother-in-law of Thomas F. Frist, III, and William R. Frist, who are members of our Board of Directors.
     Christopher S. George serves as the chief executive officer of an HCA-affiliated hospital, and in 2008, Mr. George earned total compensation in respect of base salary and bonus of approximately $440,000 for his services. Mr. George also received certain other benefits, including awards of equity, customary to similar positions within the Company. Mr. George’s father, V. Carl George, was an executive officer of HCA in 2008.
     Dustin A. Greene serves as the chief operating officer of an HCA-affiliated hospital, and in 2008, Mr. Greene earned total compensation in respect of base salary and bonus of approximately $143,000 for his services. Mr. Greene also received certain other benefits, including awards of equity, customary to similar positions within the Company. Mr. Greene’s father-in-law, W. Paul Rutledge, is an executive officer of HCA.

     Bank of America, N.A. (“Bank of America”) acts as administrative agent and is a lender under each of our senior secured cash flow credit facility and our asset-based revolving credit facility. Affiliates of Bank of America indirectly own approximately 25.8% of the shares of our company. We engaged Banc of America Securities LLC, an affiliate of Bank of America, as arranger and documentation agent in connection with certain amendments to our cash flow credit facility and our asset-based revolving credit facility in March 2009. Under that engagement, upon such amendments becoming effective, we paid Banc of America Securities LLC aggregate fees of $6 million relating to the amendments to our senior secured credit facilities. Banc of America also received its pro rata share of consent fees, amounting to $121,816, paid to the lenders under our senior secured cash flow credit facility in connection with certain amendments to those facilities in June 2009.
     In addition, Banc of America Securities LLC acted as joint book-running manager and a representative of the initial purchasers of the 9 7/8% Senior Secured Notes due 2017 (the “2009 Second Lien Notes”) that we issued on February 19, 2009, the 8 1/2% Senior Secured Notes due 2019 (the “2009 8 1/2% First Lien Notes”) that we issued on April 22, 2009 and the 7 7/8% Senior Secured Notes due 2020 that we issued on August 11, 2009 (the “2009 7 7/8% First Lien Notes”). The proceeds of the issuance of the 2009 Second Lien Notes, the 2009 8 1/2% First Lien Notes and the 2009 7 7/8% First Lien Notes were used to repay indebtedness under the senior secured credit facilities, and Bank of America received its pro rata portion of such repayment. In addition, Banc of America Securities LLC received placement fees of $1.4 million in connection with the issuance of the 2009 Second Lien Notes, placement fees of $4.6 million in connection with the issuance of the 2009 8 1/2% First Lien Notes and placement fees of $3.4 million in connection with the issuance of the 2009 7 7/8% First Lien Notes.
     KKR Capital Markets LLC, one of the other initial purchasers of the 2009 Second Lien Notes, is an affiliate of KKR, whose affiliates own approximately 24.8% of the shares of our company, and received placement fees of $191,050 in connection with the issuance of the 2009 Second Lien Notes. An investment fund advised by affiliates of KKR purchased an aggregate of $10 million of the 2009 7 7/8% First Lien Notes.
     In April 2009, we engaged Capstone Consulting LLC (“KKR Capstone”), a consulting firm that works exclusively with KKR professionals and portfolio companies, to provide certain consulting services relating to performance management and health care information technology and services. Although neither KKR nor any entity affiliated with KKR owns any equity interest in KKR Capstone, KKR has provided financing to KKR Capstone. We expect to pay KKR Capstone a total of approximately $1.1 million plus expenses, and we paid approximately $290,000 in July 2009.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
          Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and greater than ten-percent shareholders to file initial reports of ownership and reports of changes in ownership of any of our securities with the SEC and us. We believe that during the 2008 fiscal year, all of our directors, executive officers and greater than ten-percent shareholders complied with the requirements of Section 16(a). This belief is based on our review of forms filed or written notice that no reports were required.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The Audit and Compliance Committee has appointed Ernst & Young LLP as our independent registered public accounting firm. The independent registered public accounting firm will audit our consolidated financial statements for 2009 and the effectiveness of our internal controls over financial reporting as of December 31, 2009.
     Audit Fees. The aggregate audit fees billed by Ernst & Young LLP for professional services rendered for the audit of our annual consolidated financial statements, for the reviews of the condensed consolidated financial statements included in our quarterly reports on Form 10-Q, for the audit of the effectiveness of the Company’s internal control over financial reporting, under the Sarbanes-Oxley Act of 2002, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings totaled $8.5 million for 2008 and $8.9 million for 2007.
     Audit-Related Fees. The aggregate fees billed by Ernst & Young LLP for assurance and related services not described above under “Audit Fees” were $1.4 million for 2008 and $1.3 million for 2007. Audit-related services principally include audits of certain of our subsidiaries and benefit plans.

     Tax Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, tax advice and tax planning were $1.9 million for 2008 and $2.2 million for 2007.
     All Other Fees. The aggregate fees billed by Ernst & Young LLP for products or services other than those described above were $92,000 for 2008 and $749,000 for 2007.
     The Board of Directors has adopted an Audit and Compliance Committee Charter which, among other things, requires the Audit and Compliance Committee to preapprove all audit and permitted nonaudit services (including the fees and terms thereof) to be performed for us by our independent registered public accounting firm, subject to the ability to delegate authority to a subcommittee for certain preapprovals.
     All services performed for us by Ernst & Young LLP in 2008 were preapproved by the Audit and Compliance Committee. The Audit and Compliance Committee concluded that the provision of audit-related services, tax services and other services by Ernst & Young LLP was compatible with the maintenance of the firm’s independence in the conduct of its auditing functions.

AUDIT AND COMPLIANCE COMMITTEE REPORT
     The following Report of the Audit and Compliance Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.
     In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit and Compliance Committee has received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit and Compliance Committee concerning independence, and discussed with it the firm’s independence from the Company and its management. The Audit Committee has considered whether the independent registered public accounting firm’s provision of nonaudit services to us is compatible with its independence.
     The Audit Committee discussed with our internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of the audits of the financial statements, the audit of the effectiveness of our internal control over financial reporting, our progress in assessing the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, and the overall quality of our financial reporting, and reports to the Board of Directors on its findings.
     In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in our filing with the Securities and Exchange Commission of our Annual Report on Form 10-K for the year ended December 31, 2008, our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2009 and our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 14, 2009.
James C. Momtazee, Chair
Christopher J. Birosak
Thomas F. Frist III
Christopher R. Gordon

HOUSEHOLDING OF MATERIALS
     Some banks, brokers, and other nominee record holders may be participating in the practice of “householding” information statements. This means that only one copy of this Notice of Action by Written Consent of Stockholders and Information Statement may have been sent to multiple stockholders in your household. If you would prefer to receive separate copies of an information statement either now or in the future, please contact your bank, broker or other nominee. Upon written or oral request to the Office of Investor Relations, HCA Inc., One Park Plaza, Nashville, Tennessee 37203, we will provide a separate copy of the information statement.
WHERE TO FIND ADDITIONAL INFORMATION
     We are subject to the informational requirements of the Exchange Act and in accordance therewith, we file annual, quarterly and current reports and other information with the SEC. This information can be inspected and copied at the Public Reference Room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such information may also be accessed electronically by means of the SEC’s home page on the internet at http://www.sec.gov. We are an electronic filer, and the SEC maintains an Internet site at http://www.sec.gov that contains the reports and other information we file electronically. Our website address is www.hcahealthcare.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on or accessible through our website is not part of this information statement.
     As a matter of regulatory compliance, we are furnishing you this information statement which describes the purpose and effect of the election of directors. Your consent to the election of directors is not required and is not being solicited in connection with this action. This information statement is intended to provide our stockholders information required by the rules and regulations of the Securities Exchange Act of 1934.

By order of the Board of Directors, /s/ John M. Franck II Vice President and Corporate Secretary
Nashville, TN
September 1, 2009